        As filed with the Securities and Exchange Commission on August 28, 1998.
                                                      Registration No. 333-51293




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

      SEPARATE ACCOUNT FOUR OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                                    AMERICA
                           (Exact name of Registrant)

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


             James D. Gallagher                             Copy to:
       Secretary and General Counsel                 J. Sumner Jones, Esq.
  The Manufacturers Life Insurance Company           Jones & Blouch L.L.P.
                 of America                     1025 Thomas Jefferson Street, NW
             73 Tremont Street                        Washington, DC 20007
              Boston, MA 02108
  (Name and Address of Agent for Service)



Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.   CAPTION IN PROSPECTUS

1          Cover Page; General Information About Manufacturers (Separate Account
           Four)

2 Cover Page; General Information About Manufacturers (Manufacturers Life of America)

3          *

4          Other Information (Distribution of the Policy)

5          General Information About Manufacturers Life (Separate Account Four)

6          General Information About Manufacturers (Separate Account Four)

7          *

8          *

9          Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11         General Information About Manufacturers (Manufacturers Investment
           Trust)

12         General Information About Manufacturers (Manufacturers Investment
           Trust)

13         Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15         Issuing A Policy

16         **

17         Policy Surrender and Partial Withdrawals

18         General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20         *

21         Policy Loans

22         *

23         **

24         Other Provisions of the Policy

25         General Information About Manufacturers (Manufacturers Life of
           America)

26         *

27         **

28         Other Information (Officers and Directors)

29         General Information About Manufacturers (Manufacturers Life of
           America)

30         *

31         *

32         *

33         *

34         *

35         **

36         *

37         *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39         Other Information (Distribution of the Policies)

40         *

41         **

42         *

43         *

44         Policy Values --Determination of Policy Value; Units and Unit Values)

45         *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47         General Information About Manufacturers (Manufacturers Investment
           Trust)

48         *

49         *

50         General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52         Other Information (Substitution of Portfolio Shares)

53         **

54         *

55         *

56         *

57         *

58         *

59         Financial Statements

*  Omitted since answer is negative or item is not applicable.
**Omitted.

                                     PART I


                                   PROSPECTUS

COVER PAGE

This prospectus describes Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company" or "Manufacturers Life Of America"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"). The Policy is designed for use by corporations and other employers, to provide life insurance and to fund other employee benefits.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage.

The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;
(2) policy loans and partial withdrawals; and
(3) an insurance benefit payable at the life insured's death.

The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturer Life of America's Separate Account Four (the "Separate Account") to which the policyholder allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of net premiums are shown in the Policy Summary under "Investment Options and Fees". Other sub-accounts and Portfolios may be added in the future.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The Manufacturers Life Insurance Company of America
                            500 North Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                   The date of this Prospectus is _____, 1998.

TABLE OF CONTENTS


Cover Page.................................................................... 1
Table of Contents............................................................. 2
Definitions................................................................... 4
Policy Summary................................................................ 5
   General.................................................................... 5
   Death Benefits............................................................. 6
   Premiums................................................................... 6
   Policy Value............................................................... 6
   Policy Loans............................................................... 6
   Surrender and Partial Withdrawals.......................................... 6
   Lapse and Reinstatement.................................................... 6
   Charges and Deductions..................................................... 7
   Investment Options and Investment Advisers................................. 7
   Table of Charges and Deductions............................................ 8
   Table of Investment Management Fees and Expenses........................... 9
   Table of Investment Options and Investment Advisers........................10
General Information about Manufacturers.......................................13
   Manufacturers Life of America..............................................13
   Separate Account Four......................................................13
   Manufacturers Investment Trust.............................................14
   Investment Objectives of the Portfolios....................................14
Issuing A Policy..............................................................19
   Use of the Policy..........................................................19
   Requirements...............................................................19
   Temporary Insurance Agreement..............................................20
   Underwriting...............................................................20
   Right to Examine the Policy................................................20
Death Benefits................................................................21
   Life Insurance Qualification...............................................21
   Death Benefit Options......................................................23
   Changing the Face Amount...................................................23
Premium Payments..............................................................25
   Initial Premiums...........................................................25
   Subsequent Premiums........................................................25
   Maximum Premium Limitation.................................................25
   Premium Allocation.........................................................26
Charges and Deductions........................................................26
   Premium Loads..............................................................26
   Surrender Charges..........................................................26
   Monthly Charges............................................................27
   Charges Assessed Against Assets of the Investment Accounts.................28
   Charges for Transfers......................................................28
   Company Tax Considerations
Policy Value..................................................................29
   Determination of the Policy Value..........................................29
   Units and Unit Values......................................................29
   Transfers of Policy Value..................................................30
Policy Loans..................................................................31
   Maximum Loan...............................................................31
   Effect of Policy Loan......................................................31

   Interest Charged on Policy Loans...........................................31
   Loan Account...............................................................31
Policy Surrender and Partial Withdrawals......................................32
   Policy Surrender...........................................................32
   Partial Withdrawals........................................................32
Lapse and Reinstatement.......................................................33
   Lapse......................................................................33
   Reinstatement..............................................................33
The General Account...........................................................33
   Guaranteed Interest Account................................................34
Other Provisions of the Policy................................................34
   Policyholder Rights........................................................34
   Beneficiary................................................................35
   Incontestability...........................................................35
   Misstatement of Age or Sex.................................................35
   Suicide Exclusion..........................................................35
   Supplementary Benefits.....................................................35
Tax Treatment of the Policy...................................................35
   Life Insurance Qualification...............................................36
   Tax Treatment of Policy Benefits...........................................37
   Alternate Minimum Tax......................................................40
   Income Tax Reporting.......................................................40
Other Information.............................................................40
   Payment of Proceeds........................................................40
   Reports to Policyholders...................................................40
   Distribution of the Policies...............................................40
   Responsibilities of Manufacturers Life.....................................40
   Voting Rights..............................................................40
   Substitution of Portfolio Shares...........................................40
   Records and Accounts.......................................................40
   State Regulations..........................................................40
   Litigation.................................................................40

   Experts....................................................................40

   Further Information........................................................40
   Officers and Directors.....................................................40

   Impact of Year 2000........................................................40

   Death Benefit Schedule with Flexible Term Insurance Option.................40
   Illustrations..............................................................40
   Assumptions................................................................40
   Financial Statements.......................................................50


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Attained Age
is the Issue Age of the life insured plus the number of completed Policy Years.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Case
is a group of Policies covering individuals with common employment or other relationship, independent of the Policies.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Due Proof of Death

Due Proof of Death is required upon the death of the insured. One of the following must be received at the Service Office:

(a)  A certified copy of a death certificate;
(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c)  Any other proof satisfactory to the Company.

Effective Date
is the date the Company becomes obligated under the Policy, and when the first monthly deductions are taken. The Effective Date is the later of:

(a)  the date the Company approves issuance of the Policy; and
(b)  the date the Company receives at least the initial premium.

Guaranteed Interest Account
is that part of the Policy Value which reflects the value the policyholder has in the general account of the Company.

Home Office
is the main office of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyholder has in one of the sub-accounts of the Separate Account.

Issue Age
is the life insured's age on the birthday closer to the Policy Date.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Loan Account
is that part of the Policy Value which reflects policy loans and interest credited to the Policy Value in connection with such loans.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the premium paid less the Premium Load.

Policy Anniversary
is the same date each year as the Policy Date.

Policy Date
is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.

Policy Year
is a period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary

Policy Value
is the sum of the values in the Loan Account, the Guaranteed Interest Account, and the Investment Accounts.

Service Office
is McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, or such other service center or address as the Company may hereafter specify to the policyholder by written notice.

Target Premium
is an amount used to measure the Surrender Charge under a Policy. The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

POLICY SUMMARY

GENERAL
The Policy is a flexible premium variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS
The Policy provides a death benefit in the event of the death of the life insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyholder may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS
Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyholder's instructions, to one or more of the general account and the sub-accounts of Manufacturers Life of America's Separate Account Four. Allocation instructions may be changed at any time and transfers among the accounts may be made.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyholder has allocated premiums. The policyholder may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS
The policyholder may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.00% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
The policyholder may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding monthly deductions due minus the Policy Debt.


LAPSE AND REINSTATEMENT
A Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyholder.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyholder at any time within the five year period following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
The Company assesses certain charges and deductions in connection with the Policy. These include charges assessed monthly for cost of insurance and administration expenses, charges assessed daily against the assets invested in the Investment Account, and loads deducted from premiums paid. These charges are summarized in the Table of Charges and Deductions.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS
Net Premiums may be allocated to the general account or to one or more of the sub-accounts of Manufacturers Life of America's Separate Account Four. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisery services to the indicated Portfolios.


INVESTMENT MANAGEMENT FEES AND EXPENSES
The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses of each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Premium Load                 2.00% of  the premium paid.

Surrender Charges            The following charges will be assessed on a
                             surrender or lapse. Charges are expressed as a percentage of total premiums paid from the Effective Date to the Policy Year shown. However, premiums paid in any year in excess of the Target
                             Premium, and premiums paid after the fifth Policy
                             Year are not included in the determination of total premiums paid. Percentages are as follows:

                              Policy Year   Percentage   Policy Year  Percentage

                                   1          10.00%          6         5.00%
                                   2           7.50%          7         4.00%
                                   3           5.00%          8         3.00%
                                   4           5.00%          9         2.00%
                                   5           5.00%         10+        0.00%

                             A portion of this charge may be assessed on a partial withdrawal or a decrease in the Face Amount.


Monthly Deductions           The following charges will be deducted from Net
                             Policy Value:

                             An administration charge of $12. The cost of insurance charge. Any additional charges for supplementary benefits.


Investment Account Charges   A mortality and expense risk charge is assessed
                             daily against the value of the Investment Account assets. This charge varies by Policy Year as follows:

                                                      Annual Mortality and
                                   Policy Years        Expense Risk Charge

                                       1-10                   0.75%
                                        11+                   0.40%

Loan Charges                 A fixed loan interest rate of 5.00%.
                             Interest credited to amounts in the Loan Account will be equal to the 5.00% rate charged to the loan less the following Loan Spread:

                                   Policy Years              Loan Spread

                                       1-10                     1.00%
                                       11-20                    0.50%
                                        21+                     0.25%

Transfer Charge              A charge of $25 per transfer for each transfer in
                             excess of 12
                             in a Policy Year.

 TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

ANNUAL EXPENSES OF EACH PORTFOLIO
(as a percentage of a Portfolio's average net assets)



                                                 OTHER EXPENSES
                                   MANAGEMENT    (AFTER EXPENSE         TOTAL TRUST
PORTFOLIO                             FEES        REIMBURSEMENT)***   ANNUAL EXPENSES
-------------------------------------------------------------------------------------

   Aggressive Growth
Pacific Rim Emerging Markets          0.850%           0.570%             1.420%
Science & Technology                  1.100%           0.160%             1.260%
International Small Cap               1.100%           0.210%             1.310%
Emerging Growth                       1.050%           0.060%             1.110%
Pilgrim Baxter Growth                 1.050%           0.130%             1.180%
Small/Mid Cap                         1.000%           0.050%             1.050%
International Stock                   1.050%           0.330%             1.380%
   Growth
Worldwide Growth                      1.000%           0.320%             1.320%
Global Equity                         0.900%           0.110%             1.010%
Small Company Value                   1.050%           0.100%*            1.150%
Equity                                0.750%           0.050%             0.800%
Growth                                0.850%           0.100%             0.950%
Quantitative Equity                   0.700%           0.070%             0.770%***
Blue Chip Growth                      0.925%           0.050%             0.975%
Real Estate Securities                0.700%           0.070%             0.770%***
Value                                 0.800%           0.160%             0.960%
International Growth and Income       0.950%           0.170%             1.120%

   Growth and Income
Growth and Income                     0.750%           0.040%             0.790%
Equity-Income                         0.800%           0.050%             0.850%
   Balanced
Balanced                              0.800%           0.080%             0.880%
Aggressive Asset Allocation           0.750%           0.150%             0.900%
   Bond
High Yield                            0.775%           0.110%             0.885%
Moderate Asset Allocation             0.750%           0.100%             0.850%
Conservative Asset Allocation         0.750%           0.140%             0.890%
Strategic Bond                        0.775%           0.100%             0.875%
Global Government Bond                0.800%           0.130%             0.930%
Capital Growth Bond                   0.650%           0.080%             0.730%***
Investment Quality Bond               0.650%           0.090%             0.740%
U.S. Government Securities            0.650%           0.070%             0.720%
   Money Market
Money Market                          0.500%           0.040%             0.540%

   Lifestyle
Lifestyle Aggressive 1000#                    0%           1.116%**           1.116%
Lifestyle Growth 820#                         0%           1.048%**           1.048%
Lifestyle Balanced 640#                       0%           0.944%**           0.944%
Lifestyle Moderate 460#                       0%           0.850%**           0.850%
Lifestyle Conservative 280#                   0%           0.708%**           0.708%



#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, the Adviser is currently paying these expenses as described in footnote ** below.



*Based on estimates of payments to be made during the current fiscal year.



** Reflects expenses of the other portfolios of the Trust in which the Lifestyle Trust invests ("Underlying Portfolios". MSS has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1997) as noted in the chart below:



                                  MANAGEMENT      OTHER          TOTAL TRUST
TRUST PORTFOLIO                     FEES         EXPENSES      ANNUAL EXPENSES

Lifestyle Aggressive 1000            0%           1.156%           1.156%
Lifestyle Growth 820                 0%           1.088%           1.088%
Lifestyle Balanced 640               0%           0.984%           0.984%
Lifestyle Moderate 460               0%           0.890%           0.890%
Lifestyle Conservative 280           0%           0.748%           0.748%



***During the one year period ended December 31, 1997, MSS voluntarily waived fees payable to it and/or reimbursed expenses to the extent necessary to prevent "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate and Capital Growth Bond Trusts from exceeding .50% of the Trust's average net assets. This voluntary fee waiver was terminated effective January 1, 1998. Expenses shown in the table for these three Trusts do not reflect the fee waiver.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

Portfolio                                        Subadviser

Aggressive Growth
      Pacific Rim Emerging Market Trust          Manufacturers Adviser Corporation*
      Science and Technology Trust               T. Rowe Price Associates, Inc.
      International Small Cap Trust              Founders Asset Management, Inc.
      Emerging Growth Trust                      Warburg, Pincus Counsellors, Inc.
      Pilgrim Baxter Growth Trust                Pilgrim, Baxter & Associates, Ltd.
      Small/Mid Cap Trust                        Fred Alger Management, Inc.
      International Stock Trust                  Rowe Price-Fleming International, Inc.
Growth
      Worldwide Growth Trust                     Founders Asset Management LLC
      Global Equity Trust                        Morgan Stanley Asset Management, Inc.
      Small Company Value Trust                  Rosenberg Institutional Equity Management
      Equity Trust                               Fidelity Management Trust Company
      Growth Trust                               Founders Asset Management, Inc.
      Quantitative Equity Trust                  Manufacturers Adviser Corporation*
      Equity Index Trust                         Manufacturers Adviser Corporation*
      Blue Chip Growth Trust                     T. Rowe Price Associates, Inc.
      Real Estate Securities Trust               Manufacturers Adviser Corporation*
Growth and Income
      Value Trust                                Miller Anderson & Sherrerd, LLP
      International Growth and Income Trust      J.P. Morgan Investment Management, Inc.
      Growth and Income Trust                    Wellington Management Company
      Equity Income Trust                        T. Rowe Price Associates, Inc.
Balanced
      Balanced Trust                             Founders Asset Management LLC
      Aggressive Asset Allocation Trust          Fidelity Management Trust Company
      Moderate Asset Allocation Trust            Fidelity Management Trust Company
      Conservative Asset Allocation Trust        Fidelity Management Trust Company
Bond
      High Yield Trust                           Miller Anderson & Sherrerd, LLP
      Strategic Bond Trust                       Salomon Brothers Asset Management, Inc.
      Global Government Bond Trust               Oechsle International Advisors, L.P.
      Capital Growth Bond Trust                  Manufacturers Adviser Corporation*
      Investment Quality Bond Trust              Wellington Management Company
      U.S. Government Securities Trust           Salomon Brothers Asset Management, Inc.
Money Market
      Money Market Trust                         Manufacturers Adviser Corporation*
Lifestyle
      Lifestyle Aggressive Growth 1000 Trust     Manufacturers Adviser Corporation*
      Lifestyle Growth 820 Trust                 Manufacturers Adviser Corporation*
      Lifestyle Balanced 640 Trust               Manufacturers Adviser Corporation*
      Lifestyle Moderate 460 Trust               Manufacturers Adviser Corporation*
      Lifestyle Conservative 280 Trust           Manufacturers Adviser Corporation*


*Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

GENERAL INFORMATION ABOUT MANUFACTURERS

MANUFACTURERS LIFE OF AMERICA
Manufacturers Life of America is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. The ultimate parent of Manufacturers Life of America is Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

On January 20, 1998, the Board of Directors of Manulife asked the management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor owned, publicly traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manulife Board of Directors and policyholders as well as regulatory approval.

RATINGS
Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for claims paying ability)
A.M.Best Company:                                A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)
Moody's Investors Service, Inc.:                 Aa2 (for financial strength)


SEPARATE ACCOUNT FOUR
Manufacturers Life of America established its Separate Account Four on March 17, 1987 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT
Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION
The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America will also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyholders through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST.
The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST
The investment objective of the Science and Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST
The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management LLC ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING GROWTH TRUST
The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST
The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim, Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and potential for significant capital appreciation.

SMALL/MID CAP TRUST
The investment objective of the Small/Mid Cap Trust is to seek long-term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST
The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST
The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST
The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities throughout the world, including U.S. issuers.

SMALL COMPANY VALUE TRUST
The investment objective of the Small Company Value Trust is to seek long-term growth of capital. Rosenberg Institutional Equity Management ("Rosenberg") manages the Small Company Value Trust and intends to pursue this objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

EQUITY TRUST
The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

GROWTH TRUST
The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

QUANTITATIVE EQUITY TRUST
The investment objective of the Quantitative Equity Trust (formerly the "Common Stock Fund") is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST
The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST
The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends.
T. Rowe Price Associates, Inc. manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST
The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST
The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST
The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST
The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management Company believes are of high quality.

EQUITY-INCOME TRUST
The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long-term capital appreciation. T. Rowe Price Associates, Inc. manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

BALANCED PORTFOLIOS

BALANCED TRUST
The investment objective of the Balanced Trust is current income and capital appreciation. Founders is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE, AND CONSERVATIVE)
The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance - conservative, moderate, or aggressive. The amount of each Portfolio's assets invested in each category of securities - debt, equity, and money market - is dependent upon the judgment of Fidelity Management Trust Company as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.

BOND PORTFOLIOS

HIGH YIELD TRUST
The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST
The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST
The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, L.P. manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST
The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST
The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST
The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST
The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST
The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long-term growth of capital. Current income is not a consideration. MAC manages the Lifestyle Aggressive 1000 Trust and seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST
The investment objective of the Lifestyle Growth 820 Trust is to provide long-term growth of capital with consideration also given to current income. MAC manages the Lifestyle Growth 820 Trust and seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 80% of the assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST
The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC manages the Lifestyle Balanced 640 Trust and seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST
The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to high income. MAC manages the Lifestyle Moderate 460 Trust and seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST
The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC manages the Lifestyle Conservative 280 Trust and seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

ISSUING A POLICY

USE OF THE POLICY
The Policy is designed to provide to corporations and other entities life insurance coverage on their employees or other persons in whose lives they have an insurable interest. The Policy may be owned individually or by a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, as a means of funding death benefit liabilities incurred under executive retirement plans, or as a source for funding cash flow obligations under such plans.

REQUIREMENTS
To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which the Suicide and Incontestability are measured.

If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii) the Issue Date will be the date the Company issues the Policy.

If an application accepted by the Company is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be cancelled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT
Manufacturers Life of America will issue a Policy only if it has a Face Amount of at least $50,000.

BACKDATING A POLICY
Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT
In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

UNDERWRITING
The policies are offered on three underwriting bases, which vary by the amount of information required of the prospective insured. These bases are: short form underwriting, simplified underwriting, and regular (medical) underwriting. These are described in more detail below. Regardless of which underwriting procedure is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

SHORT FORM UNDERWRITING
Generally, the availability of short form underwriting depends on the characteristics of the Case, such as the number of lives to be insured and the amounts of insurance. Under Short Form underwriting, a proposed Insured is required to answer qualifying questions in the application, but is not required to submit to a medical or paramedical exam. Short form underwriting is generally available only up to issue age 65.

SIMPLIFIED UNDERWRITING
Like short form underwriting the availability of simplified underwriting depends on the characteristics of the Case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application. Medical records, such as "Attending Physician's Statements" (APS's) are generally required. In some instances, a blood test may also be required.

REGULAR UNDERWRITING
If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY
A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyholder has a longer time. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning.

Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:

(a) the difference between payments made and amounts allocated to the Separate Account and the Guaranteed Interest Account; plus
(b) the value of the amount allocated to the Separate Account and the Guaranteed Interest Account as of the date the returned Policy is received by the Company; minus
(c)  any partial withdrawals made and policy loans taken.

Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

If a policyholder requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS
If the Policy is in force at the time of the life insured's death, the Company will pay an insurance benefit upon receipt of Due Proof of Death. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION
A Policy must satisfy either of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyholder may choose a Policy which uses either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST
Under the Cash Value Accumulation Test ("CVA Test"), the Policy's death benefit must be at least equal to the Minimum Death Benefit. There is no restriction on the amount of premiums that may be paid into a Policy.

GUIDELINE PREMIUM TEST
The Guideline Premium Test ("GLP Test") restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below). However, the Minimum Death Benefit Percentages are lower than those required under the Cash Value Accumulation Test.

Changes to the Policy may affect the maximum amount of premiums, such as:

-    A change in the policy's Face Amount.
-    A change in the death benefit option.
-    Partial Withdrawals.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyholder to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT
Both the Cash Value Accumulation Test and the Guideline Premium Test require a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for each test are shown in the Table of Minimum Death Benefit Percentages.

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES

                              CVA Test Percent                                  CVA Test Percent
                            ---------------------                             ---------------------
                  GLP Test                                         GLP Test
         Age      Percent        Male      Female          Age      Percent       Male       Female

          20         250%        653%        779%           60        130%        192%         221%
          21         250%        634%        754%           61        128%        187%         214%
          22         250%        615%        730%           62        126%        182%         208%
          23         250%        597%        706%           63        124%        178%         203%
          24         250%        580%        684%           64        122%        174%         197%
          25         250%        562%        662%           65        120%        170%         192%
          26         250%        545%        640%           66        119%        166%         187%
          27         250%        528%        619%           67        118%        162%         182%
          28         250%        511%        599%           68        117%        159%         177%
          29         250%        494%        580%           69        116%        155%         173%
          30         250%        479%        561%           70        115%        152%         169%
          31         250%        463%        542%           71        113%        149%         164%
          32         250%        448%        525%           72        111%        146%         160%
          33         250%        433%        507%           73        109%        144%         156%
          34         250%        419%        491%           74        107%        141%         153%
          35         250%        406%        475%           75        105%        139%         149%
          36         250%        392%        459%           76        105%        136%         146%
          37         250%        380%        444%           77        105%        134%         143%
          38         250%        367%        430%           78        105%        132%         140%
          39         250%        356%        416%           79        105%        130%         138%
          40         250%        344%        403%           80        105%        129%         135%
          41         243%        333%        390%           81        105%        127%         133%
          42         236%        323%        378%           82        105%        125%         130%
          43         229%        313%        366%           83        105%        124%         128%
          44         222%        303%        355%           84        105%        122%         126%
          45         215%        294%        344%           85        105%        121%         124%
          46         209%        285%        333%           86        105%        120%         123%

          47         203%        277%        323%           87        105%        119%         121%
          48         197%        268%        313%           88        105%        118%         119%
          49         191%        260%        304%           89        105%        116%         118%
          50         185%        253%        295%           90        105%        116%         117%
          51         178%        245%        286%           91        104%        115%         115%
          52         171%        238%        278%           92        103%        114%         114%
          53         164%        232%        270%           93        102%        112%         113%
          54         157%        225%        262%           94        101%        111%         112%
          55         150%        219%        254%           95        100%        110%         110%
          56         146%        213%        247%           96        100%        109%         109%
          57         142%        207%        240%           97        100%        107%         107%
          58         138%        202%        233%           98        100%        106%         106%
          59         134%        197%        227%           99        100%        105%         105%


DEATH BENEFIT OPTIONS
There are two death benefit options, described below.

DEATH BENEFIT OPTION 1
Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2
Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION
The death benefit option may be changed on the first day of any Policy month. The change will occur on the first day of the next Policy month which is 30 days after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:


CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT
Subject to the limitations stated in this Prospectus, a policyholder may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT
Increases in Face Amount are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the Policy month following the date Manufacturers Life of America approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum Issue Age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE
An increase in Face Amount will result in the Policy's being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. For purposes of determining the new Surrender Charges a portion of the premiums paid on or subsequent to the increase will be deemed to be premiums attributable to the increase. The portion attributable to the increase in any Policy Year will be the amount of premiums in excess of the sum of the Target Premiums for the (i) initial Face Amount during the first five Policy Years and (ii) all prior increases that are in effect at the time of the increase in Face Amount and have been in effect for less than five years.

INCREASE WITH PRIOR DECREASES
If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. There will be no new Surrender Charges associated with these increases, since Surrender Charges will have already been assessed at the time of the prior decrease.

DECREASE IN FACE AMOUNT
A written request from a policyholder for a decrease in the Face Amount must be received by Manufacturers Life of America at least 30 days prior to the first day of a policy month for the change to take effect on the first day of that policy month. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.

SURRENDER CHARGES ASSESSED ON A DECREASE
A portion of a Policy's Surrender Charge will be deducted from the Policy Value on a decrease in Face Amount. Since Surrender Charges are determined separately for the initial Face Amount and each Face Amount Increase, the portion of the Surrender Charges to be deducted with respect to each level of insurance coverage will be determined separately. The portion of the Surrender Charge deducted with respect to a level of coverage will be equal to:

(a)   the amount of the decrease; divided by
(b)  the amount of the coverage prior to the decrease; multiplied by
(c)  the Surrender Charge for the coverage.

The charges will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

Whenever a portion of the surrender charges are deducted as a result of a decrease in Face Amount, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately prior to the decrease in Face Amount.

PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyholder's instructions.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

EXCEPTION FOR CERTAIN STATES
Some state laws require the refund of all premiums paid, without adjustment for gains and losses of the Separate Account, if a Policy is returned during the right to examine period. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period. At the end of this period, the Policy Value in the Money Market Trust will be allocated among the Investment Accounts or the Guaranteed Interest Account. The Policy will state if a return of premiums is required.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the life insured, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wishes to pay. Manufacturers Life of America will send notices to the policyholder setting forth the planned premium at the payment interval selected by the policyholder. However, the policyholder is under no obligation to make the indicated payment.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

MAXIMUM PREMIUM LIMITATION
If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The maximum premium limitations are set forth in the Policy.

PREMIUM ALLOCATION
Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. Alternatively, a policyholder may specify the allocation of a specific premium payment in dollar amounts, so long as the total allocation among the Investment Accounts equals the Net Premium paid. A policyholder may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS


PREMIUM LOADS
Manufacturers Life of America deducts a Premium Load from each premium payment, equal to 2.00% of the premium. Premium Loads are deducted in order to cover federal, state and local taxes on premium payments.


SURRENDER CHARGES
The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-    the Policy is surrendered for its Net Cash Surrender Value,
-    a partial withdrawal is made in excess of the Free Partial Withdrawal
     Amount,
-    the Face Amount is decreased,
-    or the Policy lapses.

The Surrender Charge is expressed as a percentage of the total premiums paid from the Effective Date. However, premiums paid in any Policy Year in excess of the Target Premium, and premiums paid after the fifth Policy Year, are not counted in the determination of total premiums paid. Therefore, the timing of premium payments may affect the amount of the Surrender Charge. The percentages vary by Policy Year as follows:

           Policy Year                         Percentage

                1                                 10.00%
                2                                  7.50%
                3                                  5.00%
                4                                  5.00%
                5                                  5.00%
                6                                  5.00%
                7                                  4.00%
                8                                  3.00%
                9                                  2.00%
               10+                                 0.00%

Although the percentages remain level or decrease as the Policy Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL
A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Free Withdrawal Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted on a pro-rata basis from each of the Investment Accounts and the Guaranteed Interest Account. If the amount in the accounts are not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

FREE WITHDRAWAL AMOUNT
The Free Withdrawal Amount is equal to 10% of the Net Cash Surrender Value at the time of the withdrawal. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES
On the Policy Date and at the beginning of each policy month, a deduction is due from the Policy Value to cover certain charges in connection with the Policy until the insured reaches age 100. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)    a monthly administration charge;
(ii)   a monthly charge for the cost of insurance;
(iii)  a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyholder, the monthly deduction will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE
This charge will be equal to $12 per policy month, which is guaranteed not to increase. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various change permitted under a Policy.

COST OF INSURANCE CHARGE
The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases in the order of the increases.

The net amount at risk is equal to the greater of zero, or the result of
(a) minus (b) where:

(a) is the death benefit as of the first day of the month, divided by 1.0032737; and

(b)  is the Policy Value as of the first day of the month.

The cost of insurance rate is based upon the following factors:

- the issue age, sex (unless unisex rates are required by law) and smoking status of the life insured;
-    the underwriting class of the Policy;
-    the number of years since issue or since an increase in Face Amount;
-    the amount of the Death Benefit in excess of the Face Amount,
-    any extra charges for additional ratings indicated in the Policy.

Cost of insurance rates will generally increase with the life insured's age.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of lives insured. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables.


CHARGES FOR SUPPLEMENTARY BENEFITS
If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

CHARGES ASSESSED AGAINST ASSETS OF THE INVESTMENT ACCOUNTS
A daily charge is assessed against amounts in the Investment Accounts equal to a percentage of the value of the Investment Account. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                                                          Equivalent Annual
                              Daily Mortality and       Mortality and Expense
             Policy Year      Expense Risk Charge            Risk Charge

                 1-10            0.000020625%                   0.75%
                 11+             0.000010981%                   0.40%

CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a policy year.

REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations for multiple life sales. Manufacturers Life of America reserves the right to reduce any of the Policy's loads or charges on certain Cases where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which

Manufacturers Life of America believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any policyholders.

COMPANY TAX CONSIDERATIONS
At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Guaranteed Interest Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

GUARANTEED INTEREST ACCOUNT
Amounts in the Guaranteed Interest Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Guaranteed Interest Account, see "The General Account - Guaranteed Interest Account".

LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

(c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions - Charges Assessed Against Assets of the Investment Accounts" section.

  The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

Due to the fact that the daily mortality and expense risk charge varies by Policy Years, two unit values will be calculated for each sub-account commencing 10 years after the effective date of the first Policy.


TRANSFERS OF POLICY VALUE
At any time, a policyholder may transfer Policy Value from one sub-account to another or to the Guaranteed Interest Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.





TRANSFER CHARGES
A policyholder may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

TRANSFERS INVOLVING GUARANTEED INTEREST ACCOUNT
The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS
Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

POLICY LOANS
At any time while this Policy is in force, a policyholder may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOAN
The amount of any loan cannot exceed the amount which would cause the Policy Debt to equal the Loan Value of the Policy on the date of the loan.

LOAN VALUE
The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN
A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS
Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.00%.

LOAN ACCOUNT
When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Guaranteed Interest Account and transferred to the Loan Account. The policyholder may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT
Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Spread. The Loan Spread varies by policy year as follows:

                    Policy Year                Loan Spread

                        1-10                      1.00%
                       11-20                      0.50%
                        21+                       0.25%

LOAN ACCOUNT ADJUSTMENTS
On the first day of each policy month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Guaranteed Interest Account. Amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

LOAN REPAYMENTS
Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Guaranteed Interest Account or the Investment Accounts. Loan repayments will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER
A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS
A policyholder may make a partial withdrawal of the Net Cash Surrender Value. The policyholder may specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL
If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Reductions in Face Amount resulting from partial withdrawals will not incur any Surrender Charges above the Surrender Charges applicable to the withdrawal.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT
LAPSE


A Policy will go into default if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits Surrender or Lapse." Manufacturers Life of America will notify the policyholder of the default and will allow a 61 day grace period in which the policyholder may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


DEATH DURING GRACE PERIOD
If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT
A policyholder can reinstate a Policy which has terminated after going into default at any time within the five year period following the date of termination subject to the following conditions:

(a) The Policy must not have been surrendered for its Net Cash Surrender Value;
(b) Evidence of the life insured's insurability satisfactory to Manufacturers Life of America is furnished to the Company; and
(c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to the Company.

THE GENERAL ACCOUNT
The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

GUARANTEED INTEREST ACCOUNT
A policyholder may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE GUARANTEED INTEREST ACCOUNT The Policy Value in the Guaranteed Interest Account is equal to:

         (a) the portion of the net premiums allocated to it; plus

         (b) any amounts transferred to it; plus

         (c) interest credited to it; less

         (d) any charges deducted from it; less

         (e) any partial withdrawals from it; less

         (f) any amounts transferred from it.


INTEREST ON THE GUARANTEED INTEREST ACCOUNT
An allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyholder to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyholder pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

POLICYHOLDER RIGHTS
Unless otherwise restricted by a separate agreement, the policyholder may:

-        Vary the premiums paid under the Policy.

-        Change the death benefit option.

-        Change the premium allocation for future premiums.

-        Transfer amounts between sub-accounts.

-        Take loans and/or partial withdrawals.

-        Surrender the contract.

-        Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyholder dies before the insured.

-        Change or revoke a contingent owner.

-        Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS
Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY
One or more beneficiaries of the Policy may be appointed by the policyholder by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyholder during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to the Company. If the life insured dies and there is no surviving beneficiary, the policyholder, or the policyholder's estate if the policyholder is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY
Manufacturers Life of America will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX
If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the Face Amount, and if applicable, so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION
If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), Manufacturers Life of America will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two year after a Face Amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase. At the discretion of the Company, this provision may be waived under some circumstances, such as policies purchased in conjunction with certain existing benefit plans.

SUPPLEMENTARY BENEFITS
Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY
The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS LIFE OF AMERICA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION
There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.

4. The Policyholder must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE
Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION
Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW
State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL
In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the policyholder has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS
The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.

DEATH BENEFIT
The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES
Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus

(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus

(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE
Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.


If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.


DISTRIBUTIONS
The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S
A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs
An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S
Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

         (i)      is made on or after the policyholder attains age 59 1/2;

         (ii)     is attributable to the policyholder becoming disabled; or

         (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyholder does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES
A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.

OTHER TRANSACTIONS
A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX
Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING
In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)      the value each year of the life insurance protection provided;

(b)      an amount equal to any employer-paid premiums; or

(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS
As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Guaranteed Interest Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in
(2) and (3) exist.

REPORTS TO POLICYHOLDERS
Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyholder a statement showing, among other things:

-        the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-        the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-        any other information required by law.

Each policyholder will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity, Inc. is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity, Inc. are: John Richardson, Roy Bubbs, Bruce Gordon, Gary Buchanan and Douglas Myers. The officers of ManEquity, Inc. are: (i) Douglas Myers - President, (ii) Gary Buchanan - Vice President, Compliance, (iii) Thomas Reives - Treasurer, (iv) Brian Buckley - Secretary and General Counsel. The principal business address of each director and officer of ManEquity, Inc., except Brian Buckley, is Manulife Financial, 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5. The principal business address of Brian Buckley is Manulife Financial, 73 Tremont Street, Boston, MA 02108. The Policies will be sold by registered representatives of either ManEquity or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so.


A registered representative will receive commissions not to exceed 15% of premiums paid up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in Policy Years 1 through 5, commissions of 2.5% of premiums paid in Policy Years 6 and later, and after the fifth anniversary 0.20% of the Policy Value per year. In addition representatives may be eligible for an additional commission of $100 per Policy per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE
Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

Finally, Manufacturers USA has entered into a Stoploss Reinsurance Agreement with Manufacturers Life of America under which Manufacturers Life (or Manufacturers USA) reinsures all aggregate claims in excess of 110% of the expected claims for all flexible premium variable life insurance policies issued by Manufacturers Life of America. Under the agreement, Manufacturers USA will automatically reinsure the risk for any one life up to a maximum of $7,500,000, except in the case of aviation risks where the maximum will be $5,000,000. However, Manufacturers USA may also consider reinsuring any non-aviation risk in excess of $7,500,000 and any aviation risk in excess of $5,000,000.

VOTING RIGHTS
As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.

SUBSTITUTION OF PORTFOLIO SHARES
It is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS
McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, will act as a Transfer Agent on behalf of Manufacturers Life of America as it relates to the Policies described in this Prospectus.

In the role of a Transfer Agent, McCamish Systems will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by McCamish Systems on behalf of the Company.

STATE REGULATIONS
Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION
No litigation is pending that would have a material effect upon the Separate Account or the Trust.


EXPERTS
The financial statements of The Manufacturers Life Insurance Company of America and Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 1997 and for the three years then ended appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


FURTHER INFORMATION
A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the S.E.C.'s principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.


OFFICERS AND DIRECTORS
                                   Position with
                                   Manufacturers Life
Name                               of America                       Principal Occupation


Sandra M. Cotter (35)              Director                         Attorney at Dykema Gosset - 1989 - present
                                   (since December 1992)

James D. Gallagher (43)            Director, Secretary and          Vice President, Secretary and General Counsel -
                                   General Counsel (since May       January 1997- present, ManUSA; Vice President,
                                   1996)                            Legal Services U.S. Operations - January 1996 -
                                                                    present, The Manufacturers Life Insurance Company;
                                                                    Vice President, Secretary and General Counsel -
                                                                    1994 - present, The Manufacturers Life Insurance
                                                                    Company of North America; Vice President and
                                                                    Associate


                                                                    General Counsel - 1991 - 1994, The
                                                                    Prudential Insurance Company of America


Bruce Gordon (54)                  Director                         Vice President, U.S. Operations - Pensions -
                                   (since May 1996)                 1990 - present, The Manufacturers Life
                                                                    Insurance Company

Donald A. Guloien (41)             Director and President           Senior Vice President, Business Development -
                                   (since August 1990)              1994 - present, The Manufacturers Life
                                                                    Insurance Company; Vice President, U.S.
                                                                    Individual Business - 1990 - 1994, The
                                                                    Manufacturers Life Insurance Company

Theodore Kilkuskie, Jr. (42)       Director, Vice President U.S.    Vice President, U.S. Individual Insurance -
                                   Individual Insurance             January 1997 - present, ManUSA; Vice President,
                                                                    U.S. Individual Insurance June 1995 - present,
                                                                    The Manufacturers Life Insurance Company;
                                                                    Executive Vice President, Mutual Funds -
                                                                    January 1995 - May 1995, State Street Research,
                                                                    Vice President, Mutual Funds - 1987 - 1994,
                                                                    Metropolitan Life Insurance Company

Joseph J. Pietroski (59)           Director (since July 1992)       Senior Vice President, General Counsel and
                                                                    Corporate Secretary - 1988 - present, The
                                                                    Manufacturers Life Insurance Company

John D. Richardson (60)            Chairman and Director            Executive Vice President and General Manager,
                                   (since January 1995)             U.S. Operations - 1995 - present, The
                                                                    Manufacturers Life Insurance Company; Senior
                                                                    Vice President and General Manager, Canadian
                                                                    Operations 1992 - 1994.

John R. Ostler (45)                Vice President                   Financial Vice President - 1992 - present, The
                                   and Treasurer                    Manufacturers Life Insurance Company.

Douglas H. Myers (43)              Vice President, Finance and      Assistant Vice President and Controller, U.S.
                                   Compliance Controller            Operations - 1988 - present, The Manufacturers
                                                                    Life Insurance Company

Victor Apps (49)                   Senior Vice President, Asia      Senior Vice President and General Manager,
                                                                    Greater China Division - 1995 - present, The
                                                                    Manufacturers Life Insurance Company; Vice
                                                                    President and General Manager, Greater China
                                                                    Division - 1993 - 1995, The Manufacturers Life
                                                                    Insurance Company; International Vice President
                                                                    - 1988 - 1993, Asia Pacific Division, The
                                                                    Manufacturers Life Insurance Company.

Robert A. Cook (43)                Vice President, Marketing        Vice President, Product Management - 1996 -
                                                                    present, The Manufacturers Life Insurance
                                                                    Company; Sales and Marketing Director, U.S.
                                                                    Division - 1994 - 1995, The Manufacturers Life
                                                                    Insurance Company; Vice President, Corporation
                                                                    Strategic Review - 1992 - 1993, The
                                                                    Manufacturers Life Insurance Company

Felix Chee (51)                    Vice President, Investments      Executive Vice President--1997 to present, The
                                                                    Manufacturers Life Insurance Company; Chief
                                                                    Investment Officer--1997 to present, The
                                                                    Manufacturers Life Insurance Company; Senior
                                                                    Vice President and Treasurer--1993-1994, The
                                                                    Manufacturers Life Insurance Company; Senior
                                                                    Vice President, Corporate Finance--April 1993
                                                                    to September 1993, Ontario Hydro

Hugh C. McHaffie (39)              Vice President                   Vice President, U.S. Annuities and Product
                                                                    Development--1996 to present, The Manufacturers
                                                                    Life Insurance Company; Vice President U.S.
                                                                    Annuities and Development--1994 to present, The
                                                                    Manufacturers Life Insurance Company of North
                                                                    America; Product  Development Executive--1990
                                                                    to 1994, The Manufacturers Life Insurance
                                                                    Company of North America

John G. Vrysen (42)       Vice President, Appointed    Vice President and Chief Financial Officer,
                          Actuary                      U.S. Operations--1996 to present, The
                                                       Manufacturers Life Insurance Company; Vice
                                                       President and Chief Actuary--1996 to present,
                                                       The Manufacturers Life Insurance Company of
                                                       North America; Vice President and Chief
                                                       Actuary, The Manufacturers Life Insurance
                                                       Company of North America--1986 to present.

IMPACT OF YEAR 2000

         Preparing computer systems to deal with the Year 2000 risk has become a major issue for businesses throughout the world. Within Manufacturers Life, a group-wide program has been underway since 1996 to make all critical systems compliant by the end of 1998 and other systems compliant by the end of 1999. Included in this program are all system applicable to and shared by the Company with Manufacturers Life. Based on a detailed assessment, Manufacturers Life determined that a portion of its software needs to be modified or replaced so that its computer systems will function properly into the Year 2000 and beyond. Like most companies, the Year 2000 issue represents a significant challenge for Manufacturers Life and extensive resources have been dedicated to modifying existing software and to converting to new software. However, there can be no assurances that Manufacturers Life's systems, nor those of other companies on which Manufacturers Life relies, will be fully converted on a timely basis and therefore that all adverse effect on the Company due to the Year 2000 risk will be avoided. Manufacturers Life is presently consulting with vendors, customers, subsidiaries, third-parties and other businesses with which it deals to ensure that no material aspect of its, or the Company's, operations will be hindered by the Year 2000 risk.

         The costs of the project and the date on which Manufacturers Life plans to complete the modifications are based on management's best estimates and are subject to some uncertainty. Manufacturers Life is using both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total cost of this program to Manufacturers Life is estimated to be $64 million, comprised of $55 million for specifically budgeted programs and $9 million for general contingencies. Manufacturers Life has incurred $15 million as at December 31, 1997 of which the Company will receive an allocation due to its shared systems. The costs allocated are not expected to have a material effect on the net operating income of the Company.

DEATH BENEFIT SCHEDULE WITH FLEXIBLE TERM INSURANCE OPTION

A Policy can be issued with a schedule of death benefits which may vary by Policy Year. The entire schedule is called the Death Benefit Schedule. The Death Benefit Schedule will provide flexible term insurance to age 100. The amount of death benefit shown in the Death Benefit Schedule for any Policy Year is called the Scheduled Annual Death Benefit for that Policy Year. Any amount of Scheduled Annual Death Benefit over and above the death benefit provided by the Policy will be provided by Flexible Term Insurance (the "Rider"). The combined death benefit of the Policy and Rider may be the Scheduled Annual Death Benefit alone (similar to Death Benefit Option 1), or the Scheduled Annual Death Benefit plus the Policy Value (similar to Death Benefit Option 2).

A Policy may be combined with the Rider to result in an initial Scheduled Annual Death Benefit equal to the same Face Amount that could be acquired under the Policy alone. Depending upon the amount of premium paid into the Policy, combining the Policy and the Rider may result in a surrender charge for the Policy that is lower than the surrender charge provided under the Policy alone. In addition, current cost of insurance rates for the Rider are less than those for the Policy in the first fifteen Policy years, but greater than the rates for the Policy in Policy Year 16 and later.

A policyholder may, upon written request, change the Death Benefit Schedule. A written request for a change which results in a decrease to the Scheduled Annual Death Benefit must be received at least 30 days prior to the first day of a policy month for the change to take effect as of that policy month. A written request for a change which results in an increase to the Scheduled Annual Death Benefit in any Policy Year will take effect at the beginning of the month following the date the Company approves the request. Increases in the Death Benefit Schedule are subject to evidence of insurability satisfactory to the Company, A requested decrease in the Schedule will require a decrease in the Policy's Face Amount if the new Death Benefit Schedule in any year is less than the Face Amount. In this case, the Face Amount will be reduced to the Scheduled Annual Death Benefit. If a decrease in Face Amount is required,

Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charges Assessed on a Decrease".

         If the policyholder changes the Death Benefit Option of the Policy from Death Benefit Option 2 to Death Benefit Option 1 and if the Face Amount of the Policy after the change would be greater than the Scheduled Annual Death Benefit in effect at the time of the change, then the Face Amount after the change will be equal to the Scheduled Annual Death Benefit.

         If the Face Amount of the Policy is increased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be increased by the same amount. If the Face Amount of the Policy is decreased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be decreased by the same amount. This provision does not apply to increases or decreases in Face Amount due to a change in the Death Benefit Option.

         If in any Policy Year, the Face Amount is greater than the Scheduled Annual Death Benefit for that Policy Year, the Face Amount will be reduced to be equal to the Scheduled Annual Death Benefit. If the Face Amount is decreased, Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charged Assessed on a Decrease."

Year to year changes within the Death Benefit Schedule, as well as a change in the Death Benefit Schedule itself, may also have an effect on the maximum amount of premium that a policyholder may pay into a Policy. The Company will inform you of any such change. The Company reserves the right to limit a change in the Death Benefit Schedule so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

The Rider is subject to the same Incontestability, Misstatement of Age or Sex, and Suicide Exclusion provisions as the Policy.

The Rider terminates on the termination date of the Policy. The policyholder may, however, terminate the Rider prior to the termination date of the Policy by sending the Company a written request to terminate the Rider. The Rider will then terminate at the end of the month in which the Company receives the request.

ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

-        An Insured who is a male, Issue Age 45, non-smoker.

-        A Face Amount of $365,000 in all Policy Years.

- Payment of an annual premium of $20,000 each year for the first seven Policy Years.

- Premiums are paid on the Policy Anniversary. All Premiums are allocated to and remain in the Variable Account for the entire period shown.

-        There are no transfers, partial withdrawals, or policy loans.


- Tables 1, 2, and 3 assume regular underwriting. Tables 4, 5, and 6 assume short form underwriting.



-        The Cash Value Accumulation Test is used.


- The illustrations assume all charges currently assessed against the Policy, including monthly cost of insurance charges and administrative charges and mortality and expense risk charges. The first set of columns in each table, under the heading "Current Charges", assumes cost of insurance rates currently expected to be charged. The second set of columns, under the heading "Guaranteed Charges", assumes maximum cost of insurance rates.


- The amounts shown in the Tables also take into account the Portfolios' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.954% of the average daily net assets of the portfolio.


The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of a Policy's total Policy Value among the sub-accounts, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.

The gross annual rates of returns correspond to net annual rates of return according to the table below:

                                Gross Rate of Return


               Policy Year        0.00%         6.00%         12.00%

Net Rate           1-10         -1.692%        4.206%        10.105%
of Return          11+          -1.346%        4.574%        10.493%



Current cost of insurance charges are not guaranteed and may be changed.

Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.

The Policies were first sold to the public on [ ]. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

                                                   Table 1
                                            Regular Underwriting
                                Hypothetical Gross Investment Return of 0.00%


                                                           Current Charges
                            --------------------------------------------------------------------------------
                 Premiums    Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy   Annual     Accum     Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year  Premium     at 5%    Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1   20,000    21,000         0   19,600    144      732      -324   18,400    2,000     16,400  365,000
     2   20,000    43,050    18,400   19,600    144      980      -633   36,243    3,000     33,243  365,000
     3   20,000    66,203    36,243   19,600    144    1,198      -933   53,569    3,000     50,569  365,000
     4   20,000    90,513    53,569   19,600    144    1,285    -1,225   70,514    4,000     66,514  365,000
     5   20,000   116,038    70,514   19,600    144    1,320    -1,512   87,138    5,000     82,138  365,000
     6   20,000   142,840    87,138   19,600    144    1,381    -1,792  103,421    5,000     98,421  365,000
     7   20,000   170,982   103,421   19,600    144    1,432    -2,068  119,378    4,000    115,378  365,000
     8        0   179,531   119,378        0    144    1,598    -2,004  115,631    3,000    112,631  365,000
     9        0   188,508   115,631        0    144    1,794    -1,939  111,754    2,000    109,754  365,000
    10        0   197,933   111,754        0    144    2,035    -1,871  107,704        0    107,704  365,000
    11        0   207,830   107,704        0    144    2,082    -1,433  104,045        0    104,045  365,000
    12        0   218,221   104,045        0    144    2,089    -1,384  100,427        0    100,427  365,000
    13        0   229,132   100,427        0    144    2,042    -1,336   96,906        0     96,906  365,000
    14        0   240,589    96,906        0    144    1,859    -1,289   93,614        0     93,614  365,000
    15        0   252,619    93,614        0    144    1,518    -1,248   90,704        0     90,704  365,000
    16        0   265,249    90,704        0    144    1,680    -1,207   87,673        0     87,673  365,000
    17        0   278,512    87,673        0    144    1,855    -1,165   84,508        0     84,508  365,000
    18        0   292,438    84,508        0    144    2,049    -1,121   81,194        0     81,194  365,000
    19        0   307,059    81,194        0    144    2,248    -1,075   77,727        0     77,727  365,000
    20        0   322,412    77,727        0    144    2,455    -1,027   74,101        0     74,101  365,000
    25        0   411,489    57,002        0    144    4,371      -734   51,752        0     51,752  365,000
    30        0   525,176    24,565        0    144    8,479      -268   15,675        0     15,675  365,000



                                          Guaranteed Charges
        --------------------------------------------------------------------------------
         Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy    Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year   Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1        0   19,600    144    1,570      -316   17,570    2,000     15,570  365,000
     2   17,570   19,600    144    1,612      -613   34,800    3,000     31,800  365,000
     3   34,800   19,600    144    1,653      -904   51,700    3,000     48,700  365,000
     4   51,700   19,600    144    1,687    -1,190   68,279    4,000     64,279  365,000
     5   68,279   19,600    144    1,723    -1,470   84,542    5,000     79,542  365,000
     6   84,542   19,600    144    1,753    -1,745  100,499    5,000     95,499  365,000
     7  100,499   19,600    144    1,792    -2,015  116,148    4,000    112,148  365,000
     8  116,148        0    144    1,986    -1,946  112,072    3,000    109,072  365,000
     9  112,072        0    144    2,210    -1,875  107,843    2,000    105,843  365,000
    10  107,843        0    144    2,466    -1,801  103,432        0    103,432  365,000
    11  103,432        0    144    2,747    -1,371   99,170        0     99,170  365,000
    12   99,170        0    144    3,057    -1,311   94,658        0     94,658  365,000
    13   94,658        0    144    3,389    -1,248   89,877        0     89,877  365,000
    14   89,877        0    144    3,755    -1,181   84,797        0     84,797  365,000
    15   84,797        0    144    4,158    -1,110   79,386        0     79,386  365,000
    16   79,386        0    144    4,616    -1,034   73,592        0     73,592  365,000
    17   73,592        0    144    5,140      -952   67,356        0     67,356  365,000
    18   67,356        0    144    5,748      -864   60,600        0     60,600  365,000
    19   60,600        0    144    6,457      -767   53,231        0     53,231  365,000
    20   53,231        0    144    7,272      -662   45,153        0     45,153  365,000
    25    3,597        0     48    3,544        -5        0        0          0        0
    30        0        0      0        0         0        0        0          0        0


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                   Table 2
                                            Regular Underwriting
                                Hypothetical Gross Investment Return of 6.00%


                                                             Current Charges
                           --------------------------------------------------------------------------------
                 Premiums   Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy   Annual     Accum    Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year  Premium     at 5%   Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1   20,000    21,000        0   19,600    144      731       805   19,529    2,000     17,529  365,000
     2   20,000    43,050   19,529   19,600    144      973     1,621   39,633    3,000     36,633  365,000
     3   20,000    66,203   39,633   19,600    144    1,179     2,462   60,372    3,000     57,372  365,000
     4   20,000    90,513   60,372   19,600    144    1,246     3,332   81,914    4,000     77,914  365,000
     5   20,000   116,038   81,914   19,600    144    1,253     4,238  104,355    5,000     99,355  365,000
     6   20,000   142,840  104,355   19,600    144    1,272     5,182  127,722    5,000    122,722  365,000
     7   20,000   170,982  127,722   19,600    144    1,273     6,165  152,070    4,000    148,070  372,571
     8        0   179,531  152,070        0    144    1,370     6,362  156,918    3,000    153,918  373,464
     9        0   188,508  156,918        0    144    1,486     6,564  161,851    2,000    159,851  375,495
    10        0   197,933  161,851        0    144    1,620     6,768  166,855        0    166,855  375,424
    11        0   207,830  166,855        0    144    1,598     7,589  172,702        0    172,702  378,218
    12        0   218,221  172,702        0    144    1,547     7,857  178,869        0    178,869  380,991
    13        0   229,132  178,869        0    144    1,457     8,142  185,410        0    185,410  383,798
    14        0   240,589  185,410        0    144    1,288     8,445  192,423        0    192,423  388,694
    15        0   252,619  192,423        0    144    1,030     8,772  200,020        0    200,020  394,040
    16        0   265,249  200,020        0    144    1,111     9,118  207,883        0    207,883  399,136
    17        0   278,512  207,883        0    144    1,195     9,475  216,020        0    216,020  403,957
    18        0   292,438  216,020        0    144    1,284     9,845  224,437        0    224,437  408,475
    19        0   307,059  224,437        0    144    1,389    10,228  233,132        0    233,132  414,974
    20        0   322,412  233,132        0    144    1,499    10,623  242,112        0    242,112  421,274
    25        0   411,489  280,777        0    144    2,308    12,782  291,106        0    291,106  451,215
    30        0   525,176  334,652        0    144    3,682    15,213  346,038        0    346,038  487,914


                                        Guaranteed Charges
         --------------------------------------------------------------------------------
          Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy     Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year    Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1         0   19,600    144    1,568       786   18,674    2,000     16,674  365,000
     2    18,674   19,600    144    1,602     1,570   38,098    3,000     35,098  365,000
     3    38,098   19,600    144    1,627     2,387   58,314    3,000     55,314  365,000
     4    58,314   19,600    144    1,637     3,237   79,370    4,000     75,370  365,000
     5    79,370   19,600    144    1,638     4,123  101,310    5,000     96,310  365,000
     6   101,310   19,600    144    1,620     5,046  124,193    5,000    119,193  365,000
     7   124,193   19,600    144    1,592     6,009  148,066    4,000    144,066  365,000
     8   148,066        0    144    1,702     6,186  152,406    3,000    149,406  365,000
     9   152,406        0    144    1,824     6,366  156,805    2,000    154,805  365,000
    10   156,805        0    144    1,960     6,548  161,249        0    161,249  365,000
    11   161,249        0    144    2,097     7,320  166,328        0    166,328  365,000
    12   166,328        0    144    2,236     7,549  171,496        0    171,496  365,287
    13   171,496        0    144    2,372     7,782  176,762        0    176,762  365,897
    14   176,762        0    144    2,513     8,019  182,124        0    182,124  367,891
    15   182,124        0    144    2,658     8,261  187,583        0    187,583  369,539
    16   187,583        0    144    2,815     8,507  193,132        0    193,132  370,813
    17   193,132        0    144    2,981     8,757  198,764        0    198,764  371,688
    18   198,764        0    144    3,158     9,010  204,472        0    204,472  372,138
    19   204,472        0    144    3,379     9,266  210,215        0    210,215  374,183
    20   210,215        0    144    3,616     9,523  215,977        0    215,977  375,800
    25   239,240        0    144    4,768    10,822  245,149        0    245,149  379,982
    30   268,399        0    144    6,391    12,116  273,979        0    273,979  386,311


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                   Table 3
                                            Regular Underwriting
                               Hypothetical Gross Investment Return of 12.00%


                                                              Current Charges
                           --------------------------------------------------------------------------------------
                 Premiums     Policy     Plus   Less     Less      Plus     Policy            Net Cash      Death
Policy   Annual     Accum      Value      Net  Admin  Cost of    Invest      Value      Sur  Surrender    Benefit
  Year  Premium     at 5%     Beg Yr  Premium   Fees      Ins  Earnings     End Yr  Charges      Value     End Yr

     1   20,000    21,000          0   19,600    144      730     1,933     20,659    2,000     18,659    365,000
     2   20,000    43,050     20,659   19,600    144      967     4,008     43,157    3,000     40,157    365,000
     3   20,000    66,203     43,157   19,600    144    1,158     6,271     67,726    3,000     64,726    365,000
     4   20,000    90,513     67,726   19,600    144    1,203     8,751     94,730    4,000     90,730    365,000
     5   20,000   116,038     94,730   19,600    144    1,176    11,482    124,492    5,000    119,492    365,000
     6   20,000   142,840    124,492   19,600    144    1,188    14,489    157,250    5,000    152,250    397,842
     7   20,000   170,982    157,250   19,600    144    1,357    17,790    193,140    4,000    189,140    473,192
     8        0   179,531    193,140        0    144    1,479    19,430    210,946    3,000    207,946    502,053
     9        0   188,508    210,946        0    144    1,619    21,222    230,405    2,000    228,405    534,540
    10        0   197,933    230,405        0    144    1,769    23,180    251,672        0    251,672    566,262
    11        0   207,830    251,672        0    144    1,785    26,301    276,044        0    276,044    604,537
    12        0   218,221    276,044        0    144    1,783    28,859    302,976        0    302,976    645,339
    13        0   229,132    302,976        0    144    1,766    31,686    332,752        0    332,752    688,796
    14        0   240,589    332,752        0    144    1,701    34,814    365,721        0    365,721    738,756
    15        0   252,619    365,721        0    144    1,617    38,279    402,238        0    402,238    792,409
    16        0   265,249    402,238        0    144    1,940    42,093    442,247        0    442,247    849,115
    17        0   278,512    442,247        0    144    2,318    46,270    486,056        0    486,056    908,925
    18        0   292,438    486,056        0    144    2,762    50,843    533,993        0    533,993    971,866
    19        0   307,059    533,993        0    144    3,315    55,842    586,376        0    586,376  1,043,749
    20        0   322,412    586,376        0    144    3,954    61,304    643,582        0    643,582  1,119,832
    25        0   411,489    930,031        0    144    8,221    97,129  1,018,795        0  1,018,795  1,579,133
    30        0   525,176  1,459,981        0    144   16,745   152,268  1,595,360        0  1,595,360  2,249,458


                                       Guaranteed Charges
        --------------------------------------------------------------------------------------
           Policy     Plus   Less     Less      Plus     Policy            Net Cash      Death
Policy      Value      Net  Admin  Cost of    Invest      Value      Sur  Surrender    Benefit
  Year     Beg Yr  Premium   Fees      Ins  Earnings     End Yr  Charges      Value     End Yr

     1          0   19,600    144    1,566     1,888     19,779    2,000     17,779    365,000
     2     19,779   19,600    144    1,591     3,886     41,529    3,000     38,529    365,000
     3     41,529   19,600    144    1,600     6,083     65,468    3,000     62,468    365,000
     4     65,468   19,600    144    1,582     8,503     91,844    4,000     87,844    365,000
     5     91,844   19,600    144    1,541    11,170    120,930    5,000    115,930    365,000
     6    120,930   19,600    144    1,505    14,112    152,994    5,000    147,994    387,074
     7    152,994   19,600    144    1,889    17,332    187,893    4,000    183,893    460,337
     8    187,893        0    144    2,134    18,865    204,480    3,000    201,480    486,663
     9    204,480        0    144    2,430    20,526    222,432    2,000    220,432    516,043
    10    222,432        0    144    2,746    22,323    241,865        0    241,865    544,197
    11    241,865        0    144    3,118    25,199    263,803        0    263,803    577,729
    12    263,803        0    144    3,533    27,478    287,604        0    287,604    612,597
    13    287,604        0    144    3,974    29,952    313,438        0    313,438    648,817
    14    313,438        0    144    4,491    32,634    341,437        0    341,437    689,703
    15    341,437        0    144    5,054    35,541    371,780        0    371,780    732,407
    16    371,780        0    144    5,680    38,690    404,646        0    404,646    776,921
    17    404,646        0    144    6,374    42,101    440,228        0    440,228    823,227
    18    440,228        0    144    7,148    45,792    478,728        0    478,728    871,284
    19    478,728        0    144    8,111    49,778    520,251        0    520,251    926,047
    20    520,251        0    144    9,183    54,076    565,000        0    565,000    983,100
    25    781,355        0    144   15,979    81,099    846,331        0    846,331  1,311,813
    30  1,156,814        0    144   28,264   119,817  1,248,223        0  1,248,223  1,759,995


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                   Table 4
                                              Short Form Issue
                                Hypothetical Gross Investment Return of 0.00%


                                                           Current Charges
                           --------------------------------------------------------------------------------
                 Premiums   Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy   Annual     Accum    Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year  Premium     at 5%   Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1   20,000    21,000        0   19,600    144      840      -323   18,293    2,000     16,293  365,000
     2   20,000    43,050   18,293   19,600    144    1,023      -631   36,095    3,000     33,095  365,000
     3   20,000    66,203   36,095   19,600    144    1,236      -930   53,386    3,000     50,386  365,000
     4   20,000    90,513   53,386   19,600    144    1,455    -1,221   70,167    4,000     66,167  365,000
     5   20,000   116,038   70,167   19,600    144    1,624    -1,503   86,496    5,000     81,496  365,000
     6   20,000   142,840   86,496   19,600    144    1,678    -1,779  102,496    5,000     97,496  365,000
     7   20,000   170,982  102,496   19,600    144    1,686    -2,050  118,216    4,000    114,216  365,000
     8        0   179,531  118,216        0    144    1,841    -1,982  114,249    3,000    111,249  365,000
     9        0   188,508  114,249        0    144    2,031    -1,914  110,160    2,000    108,160  365,000
    10        0   197,933  110,160        0    144    2,248    -1,842  105,926        0    105,926  365,000
    11        0   207,830  105,926        0    144    2,287    -1,408  102,087        0    102,087  365,000
    12        0   218,221  102,087        0    144    2,276    -1,356   98,310        0     98,310  365,000
    13        0   229,132   98,310        0    144    2,222    -1,306   94,639        0     94,639  365,000
    14        0   240,589   94,639        0    144    2,044    -1,258   91,193        0     91,193  365,000
    15        0   252,619   91,193        0    144    1,723    -1,214   88,113        0     88,113  365,000
    16        0   265,249   88,113        0    144    1,873    -1,171   84,925        0     84,925  365,000
    17        0   278,512   84,925        0    144    2,036    -1,127   81,618        0     81,618  365,000
    18        0   292,438   81,618        0    144    2,207    -1,081   78,187        0     78,187  365,000
    19        0   307,059   78,187        0    144    2,372    -1,034   74,637        0     74,637  365,000
    20        0   322,412   74,637        0    144    2,541      -985   70,967        0     70,967  365,000
    25        0   411,489   53,902        0    144    4,415      -692   48,650        0     48,650  365,000
    30        0   525,176   21,397        0    144    8,557      -225   12,471        0     12,471  365,000


                                       Guaranteed Charges
        --------------------------------------------------------------------------------
         Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy    Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year   Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1        0   19,600    144    1,570      -316   17,570    2,000     15,570  365,000
     2   17,570   19,600    144    1,612      -613   34,800    3,000     31,800  365,000
     3   34,800   19,600    144    1,653      -904   51,700    3,000     48,700  365,000
     4   51,700   19,600    144    1,687    -1,190   68,279    4,000     64,279  365,000
     5   68,279   19,600    144    1,723    -1,470   84,542    5,000     79,542  365,000
     6   84,542   19,600    144    1,753    -1,745  100,499    5,000     95,499  365,000
     7  100,499   19,600    144    1,792    -2,015  116,148    4,000    112,148  365,000
     8  116,148        0    144    1,986    -1,946  112,072    3,000    109,072  365,000
     9  112,072        0    144    2,210    -1,875  107,843    2,000    105,843  365,000
    10  107,843        0    144    2,466    -1,801  103,432        0    103,432  365,000
    11  103,432        0    144    2,747    -1,371   99,170        0     99,170  365,000
    12   99,170        0    144    3,057    -1,311   94,658        0     94,658  365,000
    13   94,658        0    144    3,389    -1,248   89,877        0     89,877  365,000
    14   89,877        0    144    3,755    -1,181   84,797        0     84,797  365,000
    15   84,797        0    144    4,158    -1,110   79,386        0     79,386  365,000
    16   79,386        0    144    4,616    -1,034   73,592        0     73,592  365,000
    17   73,592        0    144    5,140      -952   67,356        0     67,356  365,000
    18   67,356        0    144    5,748      -864   60,600        0     60,600  365,000
    19   60,600        0    144    6,457      -767   53,231        0     53,231  365,000
    20   53,231        0    144    7,272      -662   45,153        0     45,153  365,000
    25    3,597        0     48    3,544        -5        0        0          0        0
    30        0        0      0        0         0        0        0          0        0


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                   Table 5
                                              Short Form Issue
                                Hypothetical Gross Investment Return of 6.00%


                                                           Current Charges
                           --------------------------------------------------------------------------------
                 Premiums   Policy     Plus   Less     Less      Plus   Policy            Net Cash    Death
Policy   Annual     Accum    Value      Net  Admin  Cost of    Invest    Value      Sur  Surrender  Benefit
  Year  Premium     at 5%   Beg Yr  Premium   Fees      Ins  Earnings   End Yr  Charges      Value   End Yr

     1   20,000    21,000        0   19,600    144      839       802   19,419    2,000     17,419  365,000
     2   20,000    43,050   19,419   19,600    144    1,017     1,615   39,474    3,000     36,474  365,000
     3   20,000    66,203   39,474   19,600    144    1,216     2,454   60,168    3,000     57,168  365,000
     4   20,000    90,513   60,168   19,600    144    1,411     3,320   81,534    4,000     77,534  365,000
     5   20,000   116,038   81,534   19,600    144    1,541     4,216  103,665    5,000     98,665  365,000
     6   20,000   142,840  103,665   19,600    144    1,546     5,147  126,721    5,000    121,721  365,000
     7   20,000   170,982  126,721   19,600    144    1,495     6,118  150,800    4,000    146,800  369,461
     8        0   179,531  150,800        0    144    1,573     6,304  155,387    3,000    152,387  369,822
     9        0   188,508  155,387        0    144    1,674     6,495  160,064    2,000    158,064  371,350
    10        0   197,933  160,064        0    144    1,780     6,689  164,830        0    164,830  370,867
    11        0   207,830  164,830        0    144    1,743     7,493  170,435        0    170,435  373,253
    12        0   218,221  170,435        0    144    1,669     7,751  176,372        0    176,372  375,673
    13        0   229,132  176,372        0    144    1,568     8,025  182,685        0    182,685  378,158
    14        0   240,589  182,685        0    144    1,398     8,318  189,461        0    189,461  382,710
    15        0   252,619  189,461        0    144    1,148     8,634  196,802        0    196,802  387,700
    16        0   265,249  196,802        0    144    1,213     8,968  204,413        0    204,413  392,473
    17        0   278,512  204,413        0    144    1,282     9,314  212,302        0    212,302  397,004
    18        0   292,438  212,302        0    144    1,349     9,674  220,482        0    220,482  401,278
    19        0   307,059  220,482        0    144    1,425    10,046  228,959        0    228,959  407,547
    20        0   322,412  228,959        0    144    1,505    10,432  237,741        0    237,741  413,670
    25        0   411,489  275,728        0    144    2,258    12,553  285,879        0    285,879  443,112
    30        0   525,176  328,684        0    144    3,601    14,942  339,881        0    339,881  479,232


                                           Guaranteed Charges
        ----------------------------------------------------------------------------------
         Policy     Plus   Less     Less      Plus     Policy            Net Cash    Death
Policy    Value      Net  Admin  Cost of    Invest      Value      Sur  Surrender  Benefit
  Year   Beg Yr  Premium   Fees      Ins  Earnings     End Yr  Charges      Value   End Yr

     1        0   19,600    144    1,568       786     18,674    2,000     16,674  365,000
     2   18,674   19,600    144    1,602     1,570     38,098    3,000     35,098  365,000
     3   38,098   19,600    144    1,627     2,387     58,314    3,000     55,314  365,000
     4   58,314   19,600    144    1,637     3,237     79,370    4,000     75,370  365,000
     5   79,370   19,600    144    1,638     4,123    101,310    5,000     96,310  365,000
     6  101,310   19,600    144    1,620     5,046    124,193    5,000    119,193  365,000
     7  124,193   19,600    144    1,592     6,009    148,066    4,000    144,066  365,000
     8  148,066        0    144    1,702     6,186    152,406    3,000    149,406  365,000
     9  152,406        0    144    1,824     6,366    156,805    2,000    154,805  365,000
    10  156,805        0    144    1,960     6,548    161,249        0    161,249  365,000
    11  161,249        0    144    2,097     7,320    166,328        0    166,328  365,000
    12  166,328        0    144    2,236     7,549    171,496        0    171,496  365,287
    13  171,496        0    144    2,372     7,782    176,762        0    176,762  365,897
    14  176,762        0    144    2,513     8,019    182,124        0    182,124  367,891
    15  182,124        0    144    2,658     8,261    187,583        0    187,583  369,539
    16  187,583        0    144    2,815     8,507    193,132        0    193,132  370,813
    17  193,132        0    144    2,981     8,757    198,764        0    198,764  371,688
    18  198,764        0    144    3,158     9,010    204,472        0    204,472  372,138
    19  204,472        0    144    3,379     9,266    210,215        0    210,215  374,183
    20  210,215        0    144    3,616     9,523    215,977        0    215,977  375,800
    25  239,240        0    144    4,768    10,822    245,149        0    245,149  379,982
    30  268,399        0    144    6,391    12,116    273,979        0    273,979  386,311


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                   Table 6
                                              Short Form Issue
                               Hypothetical Gross Investment Return of 12.00%


                                                               Current Charges
                           --------------------------------------------------------------------------------------
                 Premiums     Policy     Plus   Less     Less      Plus     Policy            Net Cash      Death
Policy   Annual     Accum      Value      Net  Admin  Cost of    Invest      Value      Sur  Surrender    Benefit
  Year  Premium     at 5%     Beg Yr  Premium   Fees      Ins  Earnings     End Yr  Charges      Value     End Yr

     1   20,000    21,000          0   19,600    144      837     1,928     20,546    2,000     18,546    365,000
     2   20,000    43,050     20,546   19,600    144    1,010     3,995     42,987    3,000     39,987    365,000
     3   20,000    66,203     42,987   19,600    144    1,195     6,252     67,500    3,000     64,500    365,000
     4   20,000    90,513     67,500   19,600    144    1,362     8,720     94,314    4,000     90,314    365,000
     5   20,000   116,038     94,314   19,600    144    1,446    11,425    123,749    5,000    118,749    365,000
     6   20,000   142,840    123,749   19,600    144    1,440    14,401    156,166    5,000    151,166    395,099
     7   20,000   170,982    156,166   19,600    144    1,613    17,667    191,676    4,000    187,676    469,607
     8        0   179,531    191,676        0    144    1,727    19,269    209,074    3,000    206,074    497,597
     9        0   188,508    209,074        0    144    1,867    21,019    228,083    2,000    226,083    529,152
    10        0   197,933    228,083        0    144    2,002    22,933    248,869        0    248,869    559,956
    11        0   207,830    248,869        0    144    2,016    25,994    272,704        0    272,704    597,222
    12        0   218,221    272,704        0    144    2,003    28,496    299,054        0    299,054    636,984
    13        0   229,132    299,054        0    144    1,977    31,263    328,196        0    328,196    679,365
    14        0   240,589    328,196        0    144    1,901    34,325    360,476        0    360,476    728,161
    15        0   252,619    360,476        0    144    1,794    37,719    396,256        0    396,256    780,624
    16        0   265,249    396,256        0    144    2,110    41,456    435,457        0    435,457    836,078
    17        0   278,512    435,457        0    144    2,475    45,549    478,387        0    478,387    894,584
    18        0   292,438    478,387        0    144    2,899    50,031    525,375        0    525,375    956,183
    19        0   307,059    525,375        0    144    3,399    54,934    576,766        0    576,766  1,026,643
    20        0   322,412    576,766        0    144    3,984    60,294    632,932        0    632,932  1,101,301
    25        0   411,489    914,629        0    144    8,085    95,521  1,001,921        0  1,001,921  1,552,977
    30        0   525,176  1,435,788        0    144   16,467   149,744  1,568,921        0  1,568,921  2,212,178


                                        Guaranteed Charges
        --------------------------------------------------------------------------------------
           Policy     Plus   Less     Less      Plus     Policy            Net Cash      Death
Policy      Value      Net  Admin  Cost of    Invest      Value      Sur  Surrender    Benefit
  Year     Beg Yr  Premium   Fees      Ins  Earnings     End Yr  Charges      Value     End Yr

     1          0   19,600    144    1,566     1,888     19,779    2,000     17,779    365,000
     2     19,779   19,600    144    1,591     3,886     41,529    3,000     38,529    365,000
     3     41,529   19,600    144    1,600     6,083     65,468    3,000     62,468    365,000
     4     65,468   19,600    144    1,582     8,503     91,844    4,000     87,844    365,000
     5     91,844   19,600    144    1,541    11,170    120,930    5,000    115,930    365,000
     6    120,930   19,600    144    1,505    14,112    152,994    5,000    147,994    387,074
     7    152,994   19,600    144    1,889    17,332    187,893    4,000    183,893    460,337
     8    187,893        0    144    2,134    18,865    204,480    3,000    201,480    486,663
     9    204,480        0    144    2,430    20,526    222,432    2,000    220,432    516,043
    10    222,432        0    144    2,746    22,323    241,865        0    241,865    544,197
    11    241,865        0    144    3,118    25,199    263,803        0    263,803    577,729
    12    263,803        0    144    3,533    27,478    287,604        0    287,604    612,597
    13    287,604        0    144    3,974    29,952    313,438        0    313,438    648,817
    14    313,438        0    144    4,491    32,634    341,437        0    341,437    689,703
    15    341,437        0    144    5,054    35,541    371,780        0    371,780    732,407
    16    371,780        0    144    5,680    38,690    404,646        0    404,646    776,921
    17    404,646        0    144    6,374    42,101    440,228        0    440,228    823,227
    18    440,228        0    144    7,148    45,792    478,728        0    478,728    871,284
    19    478,728        0    144    8,111    49,778    520,251        0    520,251    926,047
    20    520,251        0    144    9,183    54,076    565,000        0    565,000    983,100
    25    781,355        0    144   15,979    81,099    846,331        0    846,331  1,311,813
    30  1,156,814        0    144   28,264   119,817  1,248,223        0  1,248,223  1,759,995


-   THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN
    DIFFERENT AMOUNTS OR FREQUENCIES.
-   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE
    DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN
    THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE
    POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.
-   THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
    SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT
    ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.
-   NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
    OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                     FINANCIAL STATEMENTS

                                                    SEPARATE ACCOUNT FOUR OF
                                                THE MANUFACTURERS LIFE INSURANCE
                                                      COMPANY OF AMERICA

                                                  Six months ended June 30, 1998
                                            (with December 31, 1997 comparative)

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF ASSETS AND LIABILITIES

                            JUNE 30, 1998 (UNAUDITED)




                                                                                            NET ASSET          UNITS        NAV PER
ASSETS                                                                                        VALUE         OUTSTANDING       UNIT
Investment in Manufacturers Investment Trust
at market  value
  Emerging Growth  Trust,                        2,490,957 shares (cost  $52,574,158 )    $62,946,479        944,272         66.66

  Quantitative Equity Trust,                     1,667,582 shares (cost  $29,395,669 )     38,170,961        808,932         47.19

  Real Estate Securities Trust,                  1,407,557 shares (cost  $22,428,162 )     23,717,338        594,529         39.89

  Balanced  Trust,                               3,000,009 shares (cost  $49,244,893 )     55,800,175      1,723,913         32.37

  Capital Growth Bond Trust,                     1,275,407 shares (cost  $14,124,154 )     14,794,726        663,447         22.30

  Money Market Trust,                            1,176,946 shares (cost  $11,769,459 )     11,769,460        716,717         16.42

  International Stock Trust,                       750,148 shares (cost  $9,117,393  )      9,766,918        725,896         13.45

  Pacific Rim Emerging Markets Trust,              333,785 shares (cost  $3,363,471  )      2,022,732        322,031          6.28

  Equity Index Trust,                              812,870 shares (cost  $10,788,098 )     11,705,332        659,237         17.76

  International Small Cap Trust                     60,640 shares (cost  $941,082    )      1,007,228         66,144         15.23

  Equity  Trust,                                   379,282 shares (cost  $7,783,589  )      7,543,912        505,886         14.91

  Value Equity Trust,                              572,958 shares (cost  $9,482,099  )      9,923,631        642,881         15.44

  Growth and Income Trust,                         504,806 shares (cost  $11,712,843 )     13,215,822        738,331         17.90

  U.S. Government Securities Trust,                 62,625 shares (cost  $835,921    )        832,285         73,605         11.31

  Conservative Asset Allocation Trust,              59,411 shares (cost  $683,708    )        676,696         55,003         12.30

  Moderate Asset Allocation Trust,                 218,743 shares (cost  $2,767,057  )      2,804,281        207,623         13.51

  Aggressive Asset Allocation Trust,               147,182 shares (cost  $2,161,809  )      2,147,387        147,168         14.59

  Blue Chip Growth Trust,                          588,762 shares (cost  $9,103,504  )     10,156,152        545,481         18.62

  Science & Technology Trust,                      281,943 shares (cost    $4,151,923)      4,502,631        275,129         16.37

  Pilgram Baxter Growth Trust,                      28,972 shares (cost  $367,744    )        379,530         25,105         15.12

  Small / Mid Cap Trust,                            90,711 shares (cost  $1,466,517  )      1,677,245         92,270         18.18

  Worldwide Growth Trust,                            8,482 shares (cost  $127,444    )        134,353          8,764         15.33

  Global Equity Trust,                              51,918 shares (cost  $1,090,705  )      1,061,215         65,122         16.30

  Growth Trust,                                    103,546 shares (cost  $1,820,521  )      2,039,854        115,263         17.70

  Value Trust,                                     311,317 shares (cost  $4,746,175  )      4,850,323        321,097         15.11

  International Growth & Income  Trust,             16,763 shares (cost  $204,367    )        198,637         14,181         14.01

  High Yield Trust,                                152,839 shares (cost  $2,144,314  )      2,155,034        150,344         14.33

  Strategic Bond Trust,                            103,462 shares (cost  $1,249,085  )      1,228,097         88,518         13.87

  Global Government Bond  Trust,                     5,615 shares (cost  $78,109     )         72,548          5,463         13.28

  Investment Quality Bond Trust,                   155,009 shares (cost  $1,864,788  )      1,850,812        131,723         14.05

  Lifestyle Aggressive 1000  Trust,                 38,622 shares (cost  $523,381    )        536,458         34,775         15.43

  Lifestyle Growth 820 Trust,                      231,374 shares (cost  $3,233,289  )      3,271,629        214,514         15.25

  Lifestyle Balanced 640  Trust,                    88,012 shares (cost  $1,186,191  )      1,205,772         80,928         14.90

  Lifestyle Moderate 460  Trust,                     6,553 shares (cost  $87,558     )         89,641          6,107         14.68

  Lifestyle Conservative 280  Trust,                   250 shares (cost  $3,321      )          3,255            227         14.34

  Small Company Value Trust                          2,996 shares (cost  $37,871     )         37,301          3,998          9.33

                                                                                      ===============
                                            TOTAL                                        $304,295,850
                                                                                      ===============

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             STATEMENT OF OPERATIONS

                   FOR PERIOD ENDING JUNE 30, 1998 (Unaudited)


                                            Emerging Growth     Quantitative Equity   Real Estate Securities     Balanced
                                              Sub-Account           Sub-Account             Sub-Account         Sub-Account
                                            -------------------------------------------------------------------------------
Investment income:
   Dividend Income                                     $879,733      $4,420,030           $2,921,055           $6,701,569

Expenses
   Mortality and expense risk charge                    200,249         120,149               77,283              173,612
                                            ------------------------------------------------------------------------------
Net investment income (loss)                            679,484       4,299,881            2,843,772            6,527,957
                                            ------------------------------------------------------------------------------

Realized and unrealized gain (loss) from
       security transactions:
      Proceeds  from sales                            5,750,469       2,665,659            1,809,568            2,048,850
       Cost of securities sold                        4,645,612       1,751,313            1,428,564            1,624,763
                                            ------------------------------------------------------------------------------
Net realized gain (loss)                              1,104,857         914,346              381,004              424,087
                                            ------------------------------------------------------------------------------

Unrealized appreciation (depreciation)
    of Investments
    Beginning of Year                                 8,747,614       9,076,188            5,733,444            8,870,245
    End of Period                                    10,372,322       8,775,292            1,289,176            6,555,280
                                            ------------------------------------------------------------------------------
Net unrealized depreciation
    during the period                                 1,624,708        (300,896)          (4,444,268)          (2,314,965)
                                            ------------------------------------------------------------------------------

Net realized and unrealized  gain (loss)
   on investments                                     2,729,565         613,450           (4,063,264)          (1,890,878)
                                            ------------------------------------------------------------------------------

Net increase (decrease) in net
assets derived from operations                       $3,409,049      $4,913,331          ($1,219,492)          $4,637,079
                                            ==============================================================================




See accompanying notes.

                                             International        Pacific Rim
    Capital Growth         Money Market          Stock          Emerging Markets
   Bond Sub-Account         Sub-Account       Sub-Account         Sub-Account
--------------------------------------------------------------------------------
               $789,202        $262,635             $477                  $0


                 45,961          33,345           27,453               7,616
-----------------------------------------------------------------------------
                743,241         229,290          (26,976)             (7,616)
-----------------------------------------------------------------------------



                522,637       5,257,223        2,385,911             288,309
                509,890       5,257,223        2,126,262             474,147
-----------------------------------------------------------------------------
                 12,747               0          259,649            (185,838)
-----------------------------------------------------------------------------



                969,325               0          (52,878)         (1,155,601)
                670,572               0          649,527          (1,340,740)
-----------------------------------------------------------------------------

               (298,753)              0          702,405            (185,139)
-----------------------------------------------------------------------------


               (286,006)              0          962,054            (370,977)
-----------------------------------------------------------------------------

               $457,235        $229,290         $935,078           ($378,593)
============================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             STATEMENT OF OPERATIONS

                   FOR PERIOD ENDING JUNE 30, 1998 (Unaudited)

                                                                  International                                 Value
                                                  Equity Index      Small Cap            Equity                Equity
                                                   Sub-Account     Sub-Account         Sub-Account           Sub-Account
                                                 ---------------------------------------------------------------------------
Investment income:

   Dividend Income                                   $196,554          $1,473           $1,580,782              $439,236

        Expenses
   Mortality and expense risk charge                   31,390           1,991               26,862                24,920
                                                 -----------------------------------------------------------------------
Net investment income (loss)                          165,164            (518)           1,553,920               414,316
                                                 -----------------------------------------------------------------------

Realized and unrealized gain (loss) from
       security transactions:
      Proceeds  from sales                          1,455,159         315,945            2,324,502               744,053
       Cost of securities sold                      1,108,316         289,311            2,397,820               587,099
                                                 -----------------------------------------------------------------------
Net realized gain (loss)                              346,843          26,634              (73,318)              156,954
                                                 -----------------------------------------------------------------------

Unrealized appreciation (depreciation)
    of Investments
    Beginning of Year                                  13,995         (15,134)             292,111               659,769
    End of Period                                     917,232          66,147             (239,675)              441,531
                                                 -----------------------------------------------------------------------
Net unrealized depreciation
    during the period                                 903,237          81,281             (531,786)             (218,238)
                                                 ------------------------------------------------------------------------
Net realized and unrealized  gain (loss)
   on investments                                   1,250,080         107,915             (605,104)              (61,284)
                                                 -----------------------------------------------------------------------

Net increase (decrease) in net
assets derived from operations                     $1,415,244        $107,397             $948,816              $353,032
                                                 =======================================================================


See accompanying notes.

        Growth         U.S. Government      Conservative         Moderate          Aggressive
       and Income         Securities      Asset Allocation   Asset Allocation   Asset Allocation
      Sub-Account        Sub-Account        Sub-Account        Sub-Account         Sub-Account
------------------------------------------------------------------------------------------------
       $687,431             $34,788            $61,639           $276,382            $445,314


         34,861               2,237              2,035              7,746              11,277
---------------------------------------------------------------------------------------------
        652,570              32,551             59,604            268,636             434,037
---------------------------------------------------------------------------------------------



      1,046,064             137,927             20,693             91,375           2,677,310
        744,837             136,305             18,608             81,810           2,567,473
---------------------------------------------------------------------------------------------
        301,227               1,622              2,085              9,565             109,837
---------------------------------------------------------------------------------------------



        926,995               9,987             17,238             94,990             100,678
      1,502,981              (3,635)            (7,013)            37,224             (14,421)
---------------------------------------------------------------------------------------------

        575,986             (13,622)           (24,251)           (57,766)           (115,099)
---------------------------------------------------------------------------------------------


        877,213             (12,000)           (22,166)           (48,201)             (5,262)
---------------------------------------------------------------------------------------------


     $1,529,783             $20,551            $37,438           $220,435            $428,775
=============================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             STATEMENT OF OPERATIONS

                   FOR PERIOD ENDING JUNE 30, 1998 (UNAUDITED)

                                                                       Science and        Pilgram
                                                  Blue Chip Growth     Technology      Baxter Growth   Small/Mid Cap
                                                    Sub-Account        Sub-Account      Sub-Account     Sub-Account
                                                 --------------------------------------------------------------------

Investment income:
   Dividend Income                                     $163,206                $0              $0               $0

Expenses
   Mortality and expense risk charge                     25,951             8,337           1,129            6,546
                                                 ------------------------------------------------------------------
Net investment income (loss)                            137,255            (8,337)         (1,129)          (6,546)
                                                 ------------------------------------------------------------------

Realized and unrealized gain (loss) from
       security transactions:
      Proceeds  from sales                            1,097,257           108,456          43,406        1,008,646
       Cost of securities sold                          876,153           107,605          39,221          929,571
                                                 ------------------------------------------------------------------
Net realized gain (loss)                                221,104               851           4,185           79,075
                                                 ------------------------------------------------------------------

Unrealized appreciation (depreciation)
    of Investments
    Beginning of Year                                   235,927           (31,717)         (1,826)         (41,211)
    End of Period                                     1,052,647           350,710          11,786          210,728
                                                 ------------------------------------------------------------------
Net unrealized depreciation
    during the period                                   816,720           382,427          13,612          251,939
                                                 ------------------------------------------------------------------

Net realized and unrealized  gain (loss)
   on investments                                     1,037,824           383,278          17,797          331,014
                                                 ------------------------------------------------------------------

Net increase (decrease) in net
assets derived from operations                       $1,175,079          $374,941         $16,668         $324,468
                                                 ==================================================================




See accompanying notes.

   Worldwide                                                      International Growth
     Growth       Global Equity      Growth           Value            and Income         High Yield   Strategic Bond
  Sub-Account      Sub-Account     Sub-Account     Sub-Account        Sub-Account        Sub-Account     Sub-Account
---------------------------------------------------------------------------------------------------------------------
          $0        $283,512         $88,404              $0              $2,310           $3,120         $41,408


         602          11,252           6,753          10,895                 294            4,020           2,168
------------------------------------------------------------------------------------------------------------------
        (602)        272,260          81,651         (10,895)              2,016             (900)         39,240
------------------------------------------------------------------------------------------------------------------



     189,623       3,622,876         711,780         422,563               4,476          223,942          36,429
     169,139       3,245,520         637,625         371,627               4,223          218,019          34,465
------------------------------------------------------------------------------------------------------------------
      20,484         377,356          74,155          50,936                 253            5,923           1,964
------------------------------------------------------------------------------------------------------------------



      (1,636)        142,878          42,938          (5,269)             (1,097)         (22,649)         10,671
       6,910         (29,491)        219,334         104,147              (5,730)          10,720         (20,989)
------------------------------------------------------------------------------------------------------------------

       8,546        (172,369)        176,396         109,416              (4,633)          33,369         (31,660)
------------------------------------------------------------------------------------------------------------------


      29,030         204,987         250,551         160,352              (4,380)          39,292         (29,696)
------------------------------------------------------------------------------------------------------------------


     $28,428        $477,247        $332,202        $149,457             ($2,364)         $38,392          $9,544
=================================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             STATEMENT OF OPERATIONS

                   FOR PERIOD ENDING JUNE 30, 1998 (UNAUDITED)

                                                  Global Government        Investment       Lifestyle Aggressive
                                                         Bond             Quality Bond              1000
                                                     Sub-Account          Sub-Account           Sub-Account
                                                 ---------------------------------------------------------------
Investment income:
   Dividend Income                                       $5,515              $62,454                $26,598

Expenses
   Mortality and expense risk charge                        175                3,663                  1,609
                                                 -----------------------------------------------------------
Net investment income (loss)                              5,340               58,791                 24,989
                                                 -----------------------------------------------------------

Realized and unrealized gain (loss) from
       security transactions:
      Proceeds  from sales                                  842              166,517                 90,919
       Cost of securities sold                              838              164,930                 84,732
                                                 -----------------------------------------------------------
Net realized gain (loss)                                      4                1,587                  6,187
                                                 -----------------------------------------------------------

Unrealized appreciation (depreciation)
    of Investments
    Beginning of Year                                       186                5,485                  1,104
    End of Period                                        (5,560)             (13,976)                13,076
                                                 -----------------------------------------------------------
Net unrealized depreciation
    during the period                                    (5,746)             (19,461)                11,972
                                                 -----------------------------------------------------------

Net realized and unrealized  gain (loss)
   on investments                                        (5,742)             (17,874)                18,159
                                                 -----------------------------------------------------------

Net increase (decrease) in net
assets derived from operations                            $(402)             $40,917                $43,148
                                                 ===========================================================




See accompanying notes.

   Lifestyle Growth     Lifestyle Balanced    Lifestyle Moderate   Lifestyle Conservative
         820                    640                  460                    280
     Sub-Account            Sub-Account          Sub-Account            Sub-Account
----------------------------------------------------------------------------------------
       $151,143               $56,358               $4,450                 $142


          9,054                 3,400                  333                    6
--------------------------------------------------------------------------------
        142,089                52,958                4,117                  136
--------------------------------------------------------------------------------



        129,836                13,214               22,583                  265
        121,168                12,370               21,990                  270
--------------------------------------------------------------------------------
          8,668                   844                  593                   (5)
--------------------------------------------------------------------------------



          7,721                17,177                  361                    0
         38,343                19,580                2,083                  (66)
--------------------------------------------------------------------------------

         30,622                 2,403                1,722                  (66)
--------------------------------------------------------------------------------


         39,290                 3,247                2,315                  (71)
--------------------------------------------------------------------------------


       $181,379               $56,205               $6,432                  $65
================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             STATEMENT OF OPERATIONS

                   FOR PERIOD ENDING JUNE 30, 1998 (UNAUDITED)

                                                     **Small Company
                                                       Value Trust
                                                       Sub-Account                     TOTAL
                                                 ----------------------------------------------
Investment income:

   Dividend Income                                                $0                $20,586,920

Expenses
   Mortality and expense risk charge                              16                    925,190
                                                 -----------------------------------------------

Net investment income (loss)                                     (16)                19,661,730
                                                 -----------------------------------------------

Realized and unrealized gain (loss) from
       security transactions:
      Proceeds  from sales                                        83                 37,435,367
       Cost of securities sold                                    87                 32,788,906
                                                 -----------------------------------------------
Net realized gain (loss)                                          (4)                 4,646,461
                                                 -----------------------------------------------

Unrealized appreciation (depreciation)
    of Investments
    Beginning of Year                                              0                 34,648,009
    End of Period                                               (570)                31,635,482
                                                 -----------------------------------------------
Net unrealized depreciation
    during the period                                           (570)                (3,012,527)
                                                 -----------------------------------------------

Net realized and unrealized  gain (loss)
   on investments                                               (574)                 1,633,934
                                                 -----------------------------------------------

Net increase (decrease) in net
assets derived from operations                                 $(590)               $21,295,664
                                                 ===============================================



** Reflects the period from commencement of operations May 1, 1998 through June 30, 1998.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (UNAUDITED)

                                                                                                  Quantitative
                                                                        Emerging Growth               Equity
                                                                            Sub-Account             Sub-Account
                                                      ------------------------------------------------------------------
                                                       Period Ended      Year Ended       Period Ended      Year Ended
                                                        June 30/98       Dec. 31/97        June 30/98       Dec. 31/97
                                                      ------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                              $679,484         $(373,014)      $4,299,881         $(197,730)
Net realized gain (loss)                                 1,104,857           942,356          914,346         1,013,649
Unrealized  appreciation (depreciation)
   of investments during the period                      1,624,708         8,161,227         (300,896)        6,681,076
                                                      ------------------------------------------------------------------
Increase (decrease) in net assets
   derived from operations                               3,409,049         8,730,569        4,913,331         7,496,995
                                                      ------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums                          4,962,989        10,968,515        1,909,881         5,269,678
       Transfer of terminations                         (5,145,992)       (5,398,115)      (1,808,822)       (3,038,289)
       Transfer of policy loans                           (185,848)         (624,209)        (128,072)         (229,614)
       Net interfund transfers                          (2,176,689)      (10,114,334)      (1,328,199)         (447,386)
                                                      ------------------------------------------------------------------
                                                        (2,545,540)       (5,168,143)      (1,355,212)        1,554,389
                                                      ------------------------------------------------------------------
Net increase in net assets                                 863,509         3,562,426        3,558,119         9,051,384

NET ASSETS
    Beginning of Year                                   62,082,970        58,520,544       34,612,842        25,561,458
                                                      ------------------------------------------------------------------
    End of Period                                      $62,946,479       $62,082,970      $38,170,961       $34,612,842
                                                      ==================================================================



See accompanying notes.

              Real Estate
               Securities                         Balanced                    Capital Growth Bond
              Sub-Account                        Sub-Account                      Sub-Account
------------------------------------------------------------------------------------------------------
  Period Ended      Year Ended        Period Ended     Year Ended        Period Ended     Year Ended
   June 30/98       Dec. 31/97         June 30/98      Dec. 31/97         June 30/98      Dec. 31/97
------------------------------------------------------------------------------------------------------
      $2,843,772         $(138,789)      $6,527,957         $(312,899)         $743,241       $(88,739)
         381,004           409,362          424,087         1,177,705            12,747       (166,789)

      (4,444,268)        3,375,616       (2,314,965)        6,637,188          (298,753)     1,292,079
-------------------------------------------------------------------------------------------------------

      (1,219,492)        3,646,189        4,637,079         7,501,994           457,235      1,036,551
-------------------------------------------------------------------------------------------------------



       1,671,062         3,087,313        4,410,308         7,548,194         1,108,695      1,927,024
      (1,225,978)       (2,187,862)      (2,443,099)       (5,118,735)         (544,690)    (1,630,139)
         (85,811)         (150,861)         (50,849)         (520,775)          (36,205)       (60,413)
          15,125         1,362,290         (359,934)       (5,272,252)          106,969     (1,458,915)
-------------------------------------------------------------------------------------------------------
         374,398         2,110,880        1,556,426        (3,363,568)          634,769     (1,222,443)
-------------------------------------------------------------------------------------------------------
        (845,094)        5,757,069        6,193,505         4,138,426         1,092,004       (185,892)


      24,562,432        18,805,363       49,606,670        45,468,244        13,702,722     13,888,614
-------------------------------------------------------------------------------------------------------
     $23,717,338       $24,562,432      $55,800,175       $49,606,670       $14,794,726    $13,702,722
=======================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (UNAUDITED)

                                                                                                                  Pacific Rim
                                                    Money Market             International Stock                Emerging Markets
                                                    Sub-Account                  Sub-Account                      Sub-Account
                                         -------------------------------------------------------------------------------------------
                                         Period Ended    Year Ended   Period Ended      Year Ended    Period Ended      Year Ended
                                          June 30/98     Dec. 31/97    June 30/98       Dec. 31/97     June 30/98       Dec. 31/97
                                         -------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)               $229,290       $316,526      $(26,976)         $60,175        $(7,616)         $(15,403)
Net realized gain (loss)                          0       (275,816)      259,649          265,602       (185,838)          (93,881)
Unrealized  appreciation (depreciation)
   of investments during the period               0        275,826       702,405         (284,063)      (185,139)       (1,160,926)
                                        -------------------------------------------------------------------------------------------
Increase (decrease) in net assets
   derived from operations                  229,290        316,536       935,078           41,714       (378,593)       (1,270,210)
                                        -------------------------------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums           6,376,047      3,105,289     2,117,289        2,524,804        355,836           858,191
       Transfer of terminations            (398,781)    (1,271,291)     (477,262)        (503,518)       (93,660)         (808,786)
       Transfer of policy loans            (197,414)        17,308       (21,881)         (88,083)        (4,102)          (65,080)
       Net interfund transfers             (756,515)    (2,379,177)      502,611          871,148       (200,213)          (58,053)
                                        -------------------------------------------------------------------------------------------
                                          5,023,337       (527,871)    2,120,757        2,804,351         57,861           (73,728)
                                        -------------------------------------------------------------------------------------------
Net increase in net assets                5,252,627       (211,335)    3,055,835        2,846,065       (320,732)       (1,343,938)

NET ASSETS
    Beginning of Year                     6,516,833      6,728,168     6,711,083        3,865,018      2,343,464         3,687,402
                                        -------------------------------------------------------------------------------------------
    End of Period                       $11,769,460     $6,516,833    $9,766,918       $6,711,083     $2,022,732        $2,343,464
                                        ===========================================================================================




See accompanying notes.

                                              International                                                         Value
             Equity Index                      Small Cap                           Equity                           Equity
             Sub-Account                      Sub-Account                        Sub-Account                      Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
  Period Ended      Year Ended        Period Ended    Year Ended       Period Ended     Year Ended      Period Ended     Year Ended
   June 30/98       Dec. 31/97         June 30/98     Dec. 31/97        June 30/98      Dec. 31/97       June 30/98      Dec. 31/97
------------------------------------------------------------------------------------------------------------------------------------
     $165,164          $847,432            $(518)        $(2,769)       $1,553,920      $1,034,760         $414,316        $381,070
      346,843            36,960           26,634          10,150           (73,318)         24,440          156,954          74,851

      903,237           (32,178)          81,281         (15,134)         (531,786)         21,454         (218,238)        497,341
------------------------------------------------------------------------------------------------------------------------------------

    1,415,244           852,214          107,397          (7,753)          948,816       1,080,654          353,032         953,262
------------------------------------------------------------------------------------------------------------------------------------



    3,075,746         3,106,131           81,870          78,736         1,044,855       3,023,077        2,074,383         856,465
     (914,124)         (166,672)         (33,314)        (20,504)         (378,393)       (778,177)        (422,305)       (394,553)
     (178,882)           (3,054)          (9,234)         (2,010)           (8,503)        (30,340)          (6,054)        (21,910)
    1,392,649         1,961,503          306,221         505,819        (2,076,652)        582,252        2,323,019       2,113,454
------------------------------------------------------------------------------------------------------------------------------------
    3,375,389         4,897,908          345,543         562,041        (1,418,693)      2,796,812        3,969,043       2,553,456
------------------------------------------------------------------------------------------------------------------------------------
    4,790,633         5,750,122          452,940         554,288          (469,877)      3,877,466        4,322,075       3,506,718


    6,914,699         1,164,577          554,288               0         8,013,789       4,136,323        5,601,556       2,094,838
------------------------------------------------------------------------------------------------------------------------------------
  $11,705,332        $6,914,699       $1,007,228        $554,288        $7,543,912      $8,013,789       $9,923,631      $5,601,556
====================================================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (UNAUDITED)

                                                            Growth                        U.S. Government
                                                           and Income                        Securities
                                                           Sub-Account                      Sub-Account
                                                 --------------------------------------------------------------
                                                  Period Ended     Year Ended      Period Ended     Year Ended
                                                   June 30/98      Dec. 31/97       June 30/98      Dec. 31/97
                                                 --------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                         $652,570        $241,574          $32,551         $17,253
Net realized gain (loss)                              301,227         206,751            1,622          10,335
Unrealized  appreciation (depreciation)
   of investments during the period                   575,986         781,276          (13,622)          6,207
                                                 --------------------------------------------------------------
Increase (decrease) in net assets
   derived from operations                          1,529,783       1,229,601           20,551          33,795
                                                 --------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums                     1,806,189       2,327,523          116,052         112,190
       Transfer of terminations                      (892,502)       (494,932)         (23,565)        (28,622)
       Transfer of policy loans                       (10,780)        (11,939)            (467)        (10,083)
       Net interfund transfers                      2,546,194       3,120,002           58,862         378,086
                                                 --------------------------------------------------------------
                                                    3,449,101       4,940,654          150,882         451,571
                                                 --------------------------------------------------------------
Net increase in net assets                          4,978,884       6,170,255          171,433         485,366

NET ASSETS
    Beginning of Year                               8,236,938       2,066,683          660,852         175,486
                                                 --------------------------------------------------------------
    End of Period                                 $13,215,822      $8,236,938         $832,285        $660,852
                                                 =============================================================






See accompanying notes.

              Conservative                     Moderate                         Aggressive
            Asset Allocation               Asset Allocation                   Asset Allocation               Blue Chip Growth
               Sub-Account                    Sub-Account                       Sub-Account                     Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
    Period Ended      Year Ended       Period Ended     Year Ended       Period Ended     Year Ended    Period Ended    Year Ended
     June 30/98       Dec. 31/97        June 30/98      Dec. 31/97        June 30/98      Dec. 31/97     June 30/98     Dec. 31/97
------------------------------------------------------------------------------------------------------------------------------------
      $59,604           $32,395         $268,636         $89,913          $434,037        $57,231         $137,255        $48,890
        2,085               774            9,565          34,682           109,837         18,481          221,104        (12,123)

      (24,251)           10,030          (57,766)         58,528          (115,099)        80,807          816,720        235,927
----------------------------------------------------------------------------------------------------------------------------------

       37,438            43,199          220,435         183,123           428,775        156,519        1,175,079        272,694
----------------------------------------------------------------------------------------------------------------------------------



       53,790           107,136          517,319         887,517           789,131      2,451,770        4,331,335      3,002,085
      (20,897)          (13,120)        (113,681)       (176,631)         (141,132)      (230,373)        (378,540)      (121,898)
            0                 0            1,352             (10)             (647)          (296)         (10,109)          (545)
       40,438           285,503          318,592         254,676        (2,139,807)       471,051          521,319      1,364,732

---------------------------------------------------------------------------------------------------------------------------------
       73,331           379,519          723,582         965,552        (1,492,455)     2,692,152        4,464,005      4,244,374
---------------------------------------------------------------------------------------------------------------------------------

      110,769           422,718          944,017       1,148,675        (1,063,680)     2,848,671        5,639,084      4,517,068


      565,927           143,209        1,860,264         711,589         3,211,067        362,396        4,517,068              0
----------------------------------------------------------------------------------------------------------------------------------
     $676,696          $565,927       $2,804,281      $1,860,264        $2,147,387     $3,211,067      $10,156,152     $4,517,068
=================================================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (UNAUDITED)

                                                            Science and                       Pilgram
                                                            Technology                      Baxter Growth
                                                            Sub-Account                      Sub-Account
                                                 -----------------------------------------------------------------
                                                  Period Ended      *Period Ended     Period Ended   *Period Ended
                                                   June 30/98          Dec. 31/97       June 30/98      Dec. 31/97
                                                 -----------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                             $(8,337)        $22,028          $(1,129)          $(764)
Net realized gain (loss)                                     851           1,545            4,185             433
Unrealized  appreciation (depreciation)
   of investments during the period                      382,427         (31,717)          13,612          (1,826)
                                                 -----------------------------------------------------------------
Increase (decrease) in net assets
   derived from operations                               374,941          (8,144)          16,668          (2,157)
                                                 -----------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums                        1,476,335       1,280,093           60,529          52,430
       Transfer of terminations                         (133,409)         (8,796)             217          (3,413)
       Transfer of policy loans                           (3,320)              0          (10,357)              0
       Net interfund transfers                         1,338,769         186,162           22,928         242,685
                                                 -----------------------------------------------------------------
                                                       2,678,375       1,457,459           73,317         291,702
                                                 -----------------------------------------------------------------
Net increase in net assets                             3,053,316       1,449,315           89,985         289,545

NET ASSETS
    Beginning of Year                                  1,449,315               0          289,545               0
                                                 -----------------------------------------------------------------
    End of Period                                     $4,502,631      $1,449,315         $379,530        $289,545
                                                 =================================================================



* Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                                            Worldwide
           Small/Mid Cap                     Growth                          Global Equity                       Growth
            Sub-Account                     Sub-Account                       Sub-Account                      Sub-Account
----------------------------------------------------------------------------------------------------------------------------------
  Period Ended   *Period Ended      Period Ended   *Period Ended     Period Ended   *Period Ended      Period Ended  *Period Ended
   June 30/98      Dec. 31/97        June 30/98      Dec. 31/97       June 30/98      Dec. 31/97        June 30/98     Dec. 31/97
----------------------------------------------------------------------------------------------------------------------------------
      $(6,546)     $(1,669)            $(602)        $1,584          $272,260         $(2,697)         $81,651         $(1,748)
       79,075         (767)           20,484             25           377,356           1,042           74,155             464

      251,939      (41,211)            8,546         (1,636)         (172,369)        142,878          176,396          42,938
-------------------------------------------------------------------------------------------------------------------------------

      324,468      (43,647)           28,428            (27)          477,247         141,223          332,202          41,654
------------------------------------------------------------------------------------------------------------------------------




      272,384    1,504,311            25,868          3,589           639,692       3,088,398          369,523       1,408,136
      (71,728)     (24,555)          (24,656)          (385)          (90,322)        (47,709)         (39,275)        (22,975)
       (6,816)           0                 0              0           (12,390)              0           (3,926)              0
     (638,615)     361,443           (96,563)       198,099        (3,351,518)        216,594         (373,192)        327,707
-------------------------------------------------------------------------------------------------------------------------------
     (444,775)   1,841,199           (95,351)       201,303        (2,814,538)      3,257,283          (46,870)      1,712,868
-------------------------------------------------------------------------------------------------------------------------------

     (120,307)   1,797,552           (66,923)       201,276        (2,337,291)      3,398,506          285,332       1,754,522


    1,797,552            0           201,276              0         3,398,506               0        1,754,522               0
-------------------------------------------------------------------------------------------------------------------------------
   $1,677,245   $1,797,552          $134,353       $201,276        $1,061,215      $3,398,506       $2,039,854      $1,754,522
===============================================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (Unaudited)

                                                                                            International Growth
                                                                 Value                            and Income
                                                              Sub-Account                        Sub-Account
                                                    ----------------------------------------------------------------------
                                                    Period Ended    *Period Ended         Period Ended     *Period Ended
                                                     June 30/98       Dec. 31/97           June 30/98        Dec. 31/97
   FROM OPERATIONS
   Net investment income (loss)                          ($10,895)        $40,098                 $2,016            ($61)
   Net realized gain (loss)                                50,936           1,134                    253            (260)
   Unrealized  appreciation (depreciation)
      of investments during the period                    109,416          (5,269)                (4,633)         (1,097)
                                                   ----------------------------------------------------------------------
   Increase (decrease) in net assets
      derived from operations                             149,457          35,963                 (2,364)         (1,418)
                                                   ----------------------------------------------------------------------

   FROM CAPITAL TRANSACTIONS
   Additions (deductions) from:
          Transfer of net premiums                      2,775,319         811,955                 24,499           1,816
          Transfer of terminations                       (183,463)        (29,096)                  (185)           (376)
          Transfer of policy loans                         (5,184)         (4,630)                     0               0
          Net interfund transfers                         741,256         558,746                155,629          21,036
                                                   ----------------------------------------------------------------------
                                                        3,327,928       1,336,975                179,943          22,476
                                                   ----------------------------------------------------------------------
   Net increase in net assets                           3,477,385       1,372,938                177,579          21,058

   NET ASSETS
       Beginning of Year                                1,372,938               0                 21,058               0
                                                   ----------------------------------------------------------------------
       End of Period                                   $4,850,323      $1,372,938               $198,637         $21,058
                                                   ======================================================================



* Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

   See accompanying notes.

                                                                         Global Government                     Investment
            High Yield                      Strategic Bond                      Bond                          Quality Bond
            Sub-Account                      Sub-Account                     Sub-Account                       Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
  Period Ended   *Period Ended      Period Ended   *Period Ended   Period Ended     *Period Ended      Period Ended   *Period Ended
   June 30/98      Dec. 31/97        June 30/98      Dec. 31/97     June 30/98        Dec. 31/97        June 30/98      Dec. 31/97
------------------------------------------------------------------------------------------------------------------------------------
       ($900)        $30,182           $39,240          ($827)           $5,340            ($17)          $58,791          ($391)
       5,923           4,384             1,964            286                 4               3             1,587             67

      33,369         (22,649)          (31,660)        10,671            (5,746)            186           (19,461)         5,485
---------------------------------------------------------------------------------------------------------------------------------

      38,392          11,917             9,544         10,130              (402)            172            40,917          5,161
---------------------------------------------------------------------------------------------------------------------------------



     503,854         563,344           225,364        174,730             6,754             185           713,478        298,577
     (45,774)        (17,818)          (19,710)        (7,767)           (2,362)           (187)          (51,531)        (8,387)
      (3,714)         (2,703)           (7,847)           (83)                0             (52)           (7,581)             0
     823,383         284,153           613,796        229,940            60,472           7,968           685,716        174,462
---------------------------------------------------------------------------------------------------------------------------------
   1,277,749         826,976           811,603        396,820            64,864           7,914         1,340,082        464,652
---------------------------------------------------------------------------------------------------------------------------------
   1,316,141         838,893           821,147        406,950            64,462           8,086         1,380,999        469,813


     838,893               0           406,950              0             8,086               0           469,813              0
---------------------------------------------------------------------------------------------------------------------------------
   2,155,034        $838,893        $1,228,097       $406,950           $72,548          $8,086        $1,850,812       $469,813
=================================================================================================================================

                            SEPARATE ACCOUNT FOUR OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (Unaudited)


                                                          Lifestyle Aggressive                    Lifestyle Growth
                                                                 1000                                  820
                                                             Sub-Account                            Sub-Account
                                                 ------------------------------------------------------------------------
                                                     Period Ended     *Period Ended       Period Ended   *Period Ended
                                                      June 30/98        Dec. 31/97         June 30/98      Dec. 31/97
                                                 ------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                             $24,989               $156           $142,089         $10,545
Net realized gain (loss)                                   6,187              1,617              8,668           6,507
Unrealized  appreciation (depreciation)
   of investments during the period                       11,972              1,104             30,622           7,721
                                                 ----------------------------------------------------------------------
Increase (decrease) in net assets
   derived from operations                                43,148              2,877            181,379          24,773
                                                 ----------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums                           33,310             33,139            165,990         104,216
       Transfer of terminations                          (19,236)            (7,521)          (165,014)        (42,295)
       Transfer of policy loans                           (9,792)           (10,340)            76,453         (91,693)
       Net interfund transfers                            18,321            452,552            698,488       2,319,332
                                                 ----------------------------------------------------------------------
                                                          22,603            467,830            775,917       2,289,560
                                                 ----------------------------------------------------------------------
Net increase in net assets                                65,751            470,707            957,296       2,314,333

NET ASSETS
    Beginning of Year                                    470,707                  0          2,314,333               0
                                                 ----------------------------------------------------------------------
    End of Period                                       $536,458           $470,707         $3,271,629      $2,314,333
                                                 ======================================================================


* Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

            Lifestyle Balanced                  Lifestyle Moderate                      Lifestyle Conservative
                  640                                 460                                      280
              Sub-Account                          Sub-Account                             Sub-Account
-----------------------------------------------------------------------------------------------------------------
    Period Ended     *Period Ended        Period Ended     *Period Ended          Period Ended      *Period Ended
     June 30/98        Dec. 31/97          June 30/98        Dec. 31/97            June 30/98         Dec. 31/97
----------------------------------------------------------------------------------------------------------------
         $52,958          $4,341                $4,117            $621                     $136              $0
             844             440                   593              (2)                      (5)              0

           2,403          17,177                 1,722             361                      (66)              0
----------------------------------------------------------------------------------------------------------------

          56,205          21,958                 6,432             980                       65               0
----------------------------------------------------------------------------------------------------------------



         106,531          30,549                 8,428             890                    4,110               0
         (16,415)         (8,966)               (2,636)           (274)                    (920)              0
               0               0               (20,717)              0                        0               0
         209,234         806,676                   702          95,836                        0               0
----------------------------------------------------------------------------------------------------------------
         299,350         828,259               (14,223)         96,452                    3,190               0
----------------------------------------------------------------------------------------------------------------
         355,555         850,217                (7,791)         97,432                    3,255               0


         850,217               0                97,432               0                        0               0
----------------------------------------------------------------------------------------------------------------
      $1,205,772        $850,217               $89,641         $97,432                   $3,255              $0
================================================================================================================

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA


                       STATEMENT OF CHANGES IN NET ASSETS

      FOR THE PERIOD ENDING JUNE 30, 1998 AND DECEMBER 31, 1997 (Unaudited)

                                                   **Small Company
                                                     Value Trust                     TOTAL
                                                     Sub-Account
                                                 ------------------------------------------------------
                                                     Period Ended        Period Ended     Year Ended
                                                      June 30/98          June 30/98      Dec. 31/97
                                                 ------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                                ($16)      $19,661,730       $2,099,257
Net realized gain (loss)                                      (4)        4,646,461        3,694,407
Unrealized  appreciation (depreciation)
   of investments during the period                         (570)       (3,012,527)      26,745,397
                                                 ---------------------------------------------------
Increase (decrease) in net assets
   derived from operations                                  (590)       21,295,664       32,539,061
                                                 ---------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
       Transfer of net premiums                            9,866        44,224,611       60,597,996
       Transfer of terminations                               60       (16,323,096)     (22,612,737)
       Transfer of policy loans                                0          (948,697)      (1,911,415)
       Net interfund transfers                            27,965            30,761           23,790
                                                 ---------------------------------------------------
                                                          37,891        26,983,579       36,097,634
                                                 --------------------------------------------------
Net increase in net assets                                37,301        48,279,243       68,636,695

NET ASSETS
    Beginning of Year                                          0       256,016,607      187,379,912
                                                 --------------------------------------------------
    End of Period                                        $37,301      $304,295,850     $256,016,607
                                                 ===================================================

** Reflects the period from commencement of operations May 1, 1998 through June 30, 1998

See accompanying notes.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America

                          Notes to Financial Statements

                                  June 30, 1998

1.  ORGANIZATION

Separate Account Four of The Manufacturers Life Insurance Company of America (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended. The Separate Account is comprised of investment sub-accounts available for allocation of net premiums under variable universal life insurance policies (the "policies") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"). The Separate Account was established by Manufacturers Life of America, a life insurance company organized in 1983 under Michigan law. Manufacturers Life of America is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian mutual life insurance company. On January 1, 1996, Manulife Financial merged with North American Life Assurance Company and, as a result, acquired control of NASL Series Trust which, effective October 31, 1997, was renamed Manufacturers Investment Trust. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust and, prior to the merger, Manulife Series Fund are registered under the Investment Company Act of 1940 as open-end management investment companies.

The Small Company Value Trust was added to the Separate Account on May 1, 1998, and the International Small Cap and Blue Chip Growth Trusts were added to the Separate Account on January 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Science & Technology, Pilgram Baxter Growth, Small/Mid Cap, Worldwide Growth, Global Equity, Growth, Value, International Growth and Income, High Yield, Strategic Bond, Global Government Bond, Investment Quality Bond, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640 and Lifestyle Moderate 460 Trusts were added to the Separate Account on May 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America.

The Equity Index Fund, Equity, Value Equity, Growth and Income, U.S. Government Securities, Conservative Asset Allocation, Moderate Asset Allocation and Aggressive Asset Allocation Trusts were added to the Separate Account on February 14, 1996 as investment options for policy holders of Manufacturers Life of America.

Effective December 31, 1996, Manulife Series Fund, Inc. was merged into the Manufacturers Investment Trust (formerly the NASL Series Trust). As a result, the following sub-accounts of the Separate Account were renamed to correspond with the fund names of the Manufacturers Investment Trust.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America

                    Notes to Financial Statements (continued)


1.  ORGANIZATION (continued)

     MANULIFE SERIES FUND, INC.           MANUFACTURERS INVESTMENT TRUST
         SUB-ACCOUNTS                           SUB-ACCOUNTS

Emerging Growth Equity Fund                   Emerging Growth Trust
Common Stock Fund                             Quantitative Equity Trust
Real Estate Securities Fund                   Real Estate Securities Trust
Balanced Asset Fund                           Balanced Trust
Capital Growth Bond Fund                      Capital Growth Bond Trust
Money Market Fund                             Money Market Trust
International Fund                            International Stock Trust
Pacific Rim Emerging Markets Fund             Pacific Rim Emerging Markets Trust
Equity Index Fund                             Equity Index Trust

All references hereinafter to Manufacturers Investment Trust would have been to Manulife Series Fund, Inc. prior to December 31, 1996.

Manufacturers Life of America is the legal owner of the Separate Account. Manufacturers Life of America is required to maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable policies are general corporate obligations of Manufacturers Life of America.

Additional assets are held in Manufacturers Life of America's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of its financial statements:

a. Valuation of Investments - Investments are made among the thirty-six Trusts of Manufacturers Investment Trust and are valued at the reported net asset values of these Trusts. Transactions are recorded on the trade date. Net investment income and net realized gains on investments in Manufacturers Investment Trust are reinvested.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America

                    Notes to Financial Statements (continued)


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Realized gains and losses on the sale of investments are computed on the first-in, first-out basis.

c.       Dividend income is recorded on the ex-dividend date.

d. Federal Income Taxes - Manufacturers Life of America, the Separate Account's sponsor, is taxed as a "life insurance company" under the Internal Revenue Code. Under these provisions of the Code, the operations of the Separate Account form part of the sponsor's total operations and are not taxed separately.

         The current year's operations of the Separate Account are not expected to affect the sponsor's tax liabilities and, accordingly, no charges were made against the Separate Account for federal, state and local taxes. However, in the future, should the sponsor incur significant tax liabilities related to the Separate Account's operations, it intends to make a charge or establish a provision within the Separate Account for such taxes.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Separate Account a daily charge equivalent to an annual rate of 0.65% of the average net value of the Separate Account's assets for mortality and expense risks.

4.  PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local and federal taxes from the gross single premium and any additional premiums before placing the remaining net premiums in the sub-accounts.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America

                    Notes to Financial Statements (continued)


5.  PURCHASES AND SALES OF MANUFACTURERS INVESTMENT TRUST SHARES

Purchases and sales of the shares of common stock of Manufacturers Investment Trust for the period ended June 30, 1998 were $63,493,756 and $37,435,367 respectively, and for the year ended December 31, 1997 were $82,099,182 and $43,206,372 respectively.

6.  RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. Registered representatives are compensated on a commission basis.

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

                              Financial Statements

                            Separate Account Four of
                        The Manufacturers Life Insurance
                               Company of America

                      Three years ended December 31, 1997
                      with Report of Independent Auditors

                            SEPARATE ACCOUNT FOUR OF


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA



                              FINANCIAL STATEMENTS



                      Three years ended December 31, 1997



                                    CONTENTS



Report of Independent Auditors..............................     F-3

Audited Financial Statements

Statement of Assets and Liabilities.........................     F-4
Statements of Operations....................................     F-6
Statements of Changes in Net Assets.........................    F-16
Notes to Financial Statements...............................    F-25

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors


  THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA


We have audited the accompanying statement of assets and liabilities of Separate Account Four of The Manufacturers Life Insurance Company of America as of December 31, 1997 and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of The Manufacturers Life Insurance Company of America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 1997 and the results of its operations and the changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.



                                                          /S/  ERNST & YOUNG LLP



Philadelphia, Pennsylvania

January 30, 1998

                            SEPARATE ACCOUNT FOUR OF


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF ASSETS AND LIABILITIES


                               December 31, 1997


                                                                            SUB-ACCOUNT
                                                              NET ASSET        UNITS        NET ASSET
                                                                VALUE       OUTSTANDING   VALUE PER UNIT
                                                             ------------   -----------   --------------
Assets
Investment in NASL Series Trust -- at market value:
  Emerging Growth Trust, 2,572,854 shares (cost
    $53,335,356) ..........................................  $ 62,082,970      985,538        $62.99
  Quantitative Equity Trust, 1,538,349 shares (cost
    $25,536,654)...........................................    34,612,842      838,471         41.28
  Real Estate Securities Trust, 1,223,838 shares (cost
    $18,828,988)...........................................    24,562,432      585,031         41.98
  Balanced Trust, 2,566,305 shares (cost $40,736,425)......    49,606,670    1,673,314         29.65
  Capital Growth Bond Trust, 1,156,348 shares ($12,733,397)    13,702,722      634,378         21.60
  Money Market Trust, 651,683 shares (cost $6,516,833).....     6,516,833      405,767         16.06
  International Stock Trust 585,099 shares (cost
    $6,763,961)............................................     6,711,083      564,394         11.89
  Pacific Rim Emerging Markets Trust, 327,300 shares (cost
    $3,499,065)............................................     2,343,464      314,757          7.45
  Equity Index Trust, 554,062 shares (cost $6,900,704).....     6,914,699      456,400         15.15
  Equity Trust, 372,734 shares (cost $7,721,678)...........     8,013,789      598,385         13.39
  Value Equity Trust, 324,916 shares (cost $4,941,787).....     5,601,556      384,812         14.56
  Growth and Income Trust, 344,786 shares (cost $7,309,943)     8,236,938      534,426         15.41
  U.S. Government Securities Trust, 48,952 shares (cost
    $650,865)..............................................       660,852       60,219         10.97
  Conservative Asset Allocation Trust, 48,041 shares (cost
    $548,689)..............................................       565,927       48,861         11.58
  Moderate Asset Allocation Trust, 143,650 shares (cost
    $1,765,274)............................................     1,860,264      151,848         12.25
  Aggressive Asset Allocation Trust, 223,612 shares (cost
    $3,110,389)............................................     3,211,067      249,829         12.85
  International Small Cap Trust, 40,459 shares (cost
    $569,422)..............................................       554,288       44,121         12.56
  Blue Chip Growth Trust, 301,138 shares (cost
    $4,281,141)............................................     4,517,068      283,306         15.94
  Science & Technology Trust, 106,411 shares (cost
    $1,481,032)............................................     1,449,315      103,504         14.00
  Pilgram Baxter Growth Trust, 23,164 shares (cost
    $291,371) .............................................       289,545       20,008         14.47
  Small/Mid Cap Trust, 116,648 shares (cost $1,838,763)....     1,797,552      118,271         15.20
  Worldwide Growth Trust, 14,336 shares (cost $202,912)....       201,276       14,765         13.63
  Global Equity Trust, 175,361 shares (cost $3,255,628)....     3,398,506      234,026         14.52
  Growth Trust, 101,948 shares (cost $1,711,584)...........     1,754,522      117,710         14.91
  Value Trust, 92,766 shares (cost $1,378,207).............     1,372,938       95,372         14.40
  International Growth and Income Trust, 1,913 shares (cost
    $22,155)...............................................        21,058        1,694         12.43
  High Yield Trust, 61,865 shares (cost $861,542)..........       838,893       60,819         13.79
  Strategic Bond Trust, 32,872 shares (cost $396,279)......       406,950       30,002         13.56
  Global Government Bond Trust, 575 shares (cost $7,900)...         8,086          615         13.15
  Investment Quality Bond Trust, 38,731 shares (cost
    $464,328)..............................................       469,813       34,727         13.53
  Lifestyle Aggressive 1000 Trust, 34,945 shares (cost
    $469,603)..............................................       470,707       33,008         14.26
  Lifestyle Growth 820 Trust, 168,071 shares (cost
    $2,306,612)............................................     2,314,333      163,331         14.17
  Lifestyle Balanced 640 Trust, 62,700 shares (cost
    $833,040) .............................................       850,217       60,557         14.04
  Lifestyle Moderate 460 Trust, 7,298 shares (cost
    $97,071)...............................................        97,432        7,065         13.79
                                                             ------------
Net assets.................................................  $256,016,607
                                                             ============


See accompanying notes.

                     (This page intentionally left blank.)

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                            STATEMENTS OF OPERATIONS



                                                               EMERGING GROWTH                       QUANTITATIVE EQUITY
                                                                 SUB-ACCOUNT                             SUB-ACCOUNT
                                                    --------------------------------------   ------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                    DEC. 31/97    DEC. 31/96    DEC. 31/95   DEC. 31/97   DEC. 31/96   DEC. 31/95
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Investment income:
  Dividend income.................................  $        --   $ 8,843,524   $1,225,634   $       --   $3,890,071   $       --
Expenses:
  Mortality and expense risks charge..............      373,014       368,823      270,835      197,730      151,076      105,143
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net investment (loss) income......................     (373,014)    8,474,701      954,799     (197,730)   3,738,995     (105,143)
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Realized and unrealized gain (loss) on
  investments:
  Realized gain (loss) from security transactions:
    Proceeds from sales...........................   10,933,692     6,561,190    2,832,896    3,733,685    3,065,148    1,361,365
    Cost of securities sold.......................    9,991,336     4,628,761    2,206,988    2,720,036    2,226,724    1,152,296
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Net realized gain (loss)........................      942,356     1,932,429      625,908    1,013,649      838,424      209,069
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Unrealized appreciation (depreciation) of
    investments:
    Beginning of year.............................      586,387     8,388,250      111,061    2,395,112    3,250,703     (784,068)
    End of year...................................    8,747,614       586,387    8,388,250    9,076,188    2,395,112    3,250,703
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Net unrealized appreciation (depreciation)
    during the year...............................    8,161,227    (7,801,863)   8,277,189    6,681,076     (855,591)   4,034,771
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss) on
  investments.....................................    9,103,583    (5,869,434)   8,903,097    7,694,725      (17,167)   4,243,840
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets derived from
  operations......................................  $ 8,730,569   $ 2,605,267   $9,857,896   $7,496,995   $3,721,828   $4,138,697
                                                    ===========   ===========   ==========   ==========   ==========   ==========


 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



            REAL ESTATE SECURITIES                         BALANCED                           CAPITAL GROWTH BOND
                 SUB-ACCOUNT                             SUB-ACCOUNT                              SUB-ACCOUNT
     ------------------------------------   --------------------------------------   -------------------------------------
     YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED
     DEC. 31/97   DEC. 31/96   DEC. 31/95   DEC. 31/97   DEC. 31/96    DEC. 31/95    DEC. 31/97   DEC. 31/96   DEC. 31/95
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
     $       --   $3,089,196   $  226,773   $       --   $ 6,191,018   $    46,122   $       --   $  813,220   $   886,880
        138,789       97,165       78,656      312,899       274,346       212,093       88,739       86,787        68,677
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
       (138,789)   2,992,031      148,117     (312,899)    5,916,672      (165,971)     (88,739)     726,433       818,203
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
      2,341,949    2,069,989    1,615,880    7,720,982     3,782,322     3,475,264    2,670,789    2,257,680       933,993
      1,932,587    1,848,111    1,447,729    6,543,277     3,146,020     3,283,870    2,837,578    2,354,529       952,316
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
        409,362      221,878      168,151    1,177,705       636,302       191,394     (166,789)     (96,849)      (18,323)
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
      2,357,828      829,392     (567,347)   2,233,057     4,756,710    (2,255,674)    (322,754)      29,751    (1,013,152)
      5,733,444    2,357,828      829,392    8,870,245     2,233,057     4,756,710      969,325     (322,754)       29,751
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
      3,375,616    1,528,436    1,396,739    6,637,188    (2,523,653)    7,012,384    1,292,079     (352,505)    1,042,903
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
      3,784,978    1,750,314    1,564,890    7,814,893    (1,887,351)    7,203,778    1,125,290     (449,354)    1,024,580
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
     $3,646,189   $4,742,345   $1,713,007   $7,501,994   $ 4,029,321   $ 7,037,807   $1,036,551   $  277,079   $ 1,842,783
     ==========   ==========   ==========   ==========   ===========   ===========   ==========   ==========   ===========

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                                                                  MONEY MARKET                       INTERNATIONAL STOCK
                                                                  SUB-ACCOUNT                            SUB-ACCOUNT
                                                      ------------------------------------   ------------------------------------
                                                      YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                      DEC. 31/97   DEC. 31/96   DEC. 31/95   DEC. 31/97   DEC. 31/96   DEC. 31/95
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Investment income:
  Dividend income...................................  $  363,575   $  522,633   $      268   $   91,567    $102,007     $ 42,811
Expenses:
  Mortality and expense risks charge................      47,049       38,258       36,426       31,392      18,357        7,535
                                                      ----------   ----------   ----------   ----------    --------     --------
Net investment (loss) income........................     316,526      484,375      (36,158)      60,175      83,650       35,276
                                                      ----------   ----------   ----------   ----------    --------     --------
  Realized and unrealized gain (loss) on
    investments:
  Realized gain (loss) from security transactions:
    Proceeds from sales.............................   6,596,321    4,574,935    3,529,055    1,816,518     481,615       71,517
    Cost of securities sold.........................   6,872,137    4,366,887    3,419,405    1,550,916     416,277       69,179
                                                      ----------   ----------   ----------   ----------    --------     --------
  Net realized gain (loss)..........................    (275,816)     208,048      109,650      265,602      65,338        2,338
                                                      ----------   ----------   ----------   ----------    --------     --------
  Unrealized appreciation (depreciation) of
    investments:
    Beginning of year...............................    (275,826)     165,832      (31,424)     231,185     110,424         (924)
    End of year.....................................          --     (275,826)     165,832      (52,878)    231,185      110,424
                                                      ----------   ----------   ----------   ----------    --------     --------
  Net unrealized appreciation (depreciation) during
    the year........................................     275,826     (441,658)     197,256     (284,063)    120,761      111,348
                                                      ----------   ----------   ----------   ----------    --------     --------
Net realized and unrealized gain (loss) on
  investments.......................................          10     (233,610)     306,906      (18,461)    186,099      113,686
                                                      ----------   ----------   ----------   ----------    --------     --------
Net increase (decrease) in net assets derived from
  operations........................................  $  316,536   $  250,765   $  270,748   $   41,714    $269,749     $148,962
                                                      ==========   ==========   ==========   ==========    ========     ========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)


                PACIFIC RIM
             EMERGING MARKETS                      EQUITY INDEX                    EQUITY              VALUE EQUITY    VALUE EQUITY
                SUB-ACCOUNT                         SUB-ACCOUNT                  SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT
 ---------------------------------------    --------------------------    --------------------------   ------------    -------------
 YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED   *PERIOD ENDED    YEAR ENDED   *PERIOD ENDED    YEAR ENDED     *PERIOD ENDED
 DEC. 31/97     DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96      DEC. 31/97     DEC. 31/96     DEC. 31/97      DEC. 31/96
 ------------   -----------   ----------    ----------   -------------    ----------   -------------   ------------    -------------
 $     6,802     $ 152,468     $ 16,639      $868,880      $ 79,858       $1,074,319     $ 37,137        $406,015        $ 14,881
      22,205        18,290        5,651        21,448         4,113           39,559       12,389          24,945           6,019
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
     (15,403)      134,178       10,988       847,432        75,745        1,034,760       24,748         381,070           8,862
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
   1,610,390       936,603       56,135       170,943        42,748        1,651,482      646,845         573,549          90,317
   1,704,271       774,951       56,923       133,983        39,927        1,627,042      622,356         498,698          88,968
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
     (93,881)      161,652         (788)       36,960         2,821           24,440       24,489          74,851           1,349
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
       5,325       114,318       (5,485)       46,173            --          270,657           --         162,428              --
  (1,155,601)        5,325      114,318        13,995        46,173          292,111      270,657         659,769         162,428
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
  (1,160,926)     (108,993)     119,803       (32,178)       46,173           21,454      270,657         497,341         162,428
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
  (1,254,807)       52,659      119,015         4,782        48,994           45,894      295,146         572,192         163,777
 -----------     ---------     --------      --------      --------       ----------     --------        --------        --------
 $(1,270,210)    $ 186,837     $130,003      $852,214      $124,739       $1,080,654     $319,894        $953,262        $172,639
 ===========     =========     ========      ========      ========       ==========     ========        ========        ========


                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                                                                               U.S. GOVERNMENT                CONSERVATIVE
                                                 GROWTH AND INCOME                SECURITIES                ASSET ALLOCATION
                                                    SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                                             --------------------------   --------------------------   --------------------------
                                             YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED
                                             DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96
                                             ----------   -------------   ----------   -------------   ----------   -------------
Investment income:
  Dividend income..........................  $ 274,008      $    461       $ 19,990      $     --       $34,960        $    --
Expenses:
  Mortality and expense risks charge.......     32,434         4,797          2,737           849         2,565            685
                                             ----------     --------       --------      --------       -------        -------
Net investment (loss) income...............    241,574        (4,336)        17,253          (849)       32,395           (685)
                                             ----------     --------       --------      --------       -------        -------
Realized and unrealized gain (loss) on
  investments:
  Realized gain (loss) from security
    transactions:
    Proceeds from sales....................    912,556       376,632        590,817       322,161        13,446         43,255
    Cost of securities sold................    705,805       332,811        580,482       317,325        12,672         40,504
                                             ----------     --------       --------      --------       -------        -------
  Net realized gain (loss).................    206,751        43,821         10,335         4,836           774          2,751
                                             ----------     --------       --------      --------       -------        -------
  Unrealized appreciation (depreciation) of
    investments:
    Beginning of year......................    145,719            --          3,780            --         7,208             --
    End of year............................    926,995       145,719          9,987         3,780        17,238          7,208
                                             ----------     --------       --------      --------       -------        -------
  Net unrealized appreciation
    (depreciation) during the year.........    781,276       145,719          6,207         3,780        10,030          7,208
                                             ----------     --------       --------      --------       -------        -------
Net realized and unrealized gain (loss) on
  investments..............................    988,027       189,540         16,542         8,616        10,804          9,959
                                             ----------     --------       --------      --------       -------        -------
Net increase (decrease) in net assets
  derived from operations..................  $1,229,601     $185,204       $ 33,795      $  7,767       $43,199        $ 9,274
                                             ==========     ========       ========      ========       =======        =======



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                                                                                                                       **PILGRAM
               MODERATE                       AGGRESSIVE             INTERNATIONAL     BLUE CHIP      **SCIENCE &       BAXTER
           ASSET ALLOCATION                ASSET ALLOCATION            SMALL CAP        GROWTH        TECHNOLOGY        GROWTH
              SUB-ACCOUNT                     SUB-ACCOUNT             SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
     -----------------------------   -----------------------------   -------------   -------------   -------------   -------------
      YEAR ENDED     *PERIOD ENDED    YEAR ENDED     *PERIOD ENDED    YEAR ENDED      YEAR ENDED     PERIOD ENDED    PERIOD ENDED
      DEC. 31/97      DEC. 31/96      DEC. 31/97      DEC. 31/96      DEC. 31/97      DEC. 31/97      DEC. 31/97      DEC. 31/97
     -------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
       $ 98,004         $    --        $ 63,599         $ 2,110        $     46        $ 55,879        $ 22,881         $    --
          8,091           2,050           6,368           1,342           2,815           6,989             853             764
       --------         -------        --------         -------        --------        --------        --------         -------
         89,913          (2,050)         57,231             768          (2,769)         48,890          22,028            (764)
       --------         -------        --------         -------        --------        --------        --------         -------
        474,116          31,213         294,332          86,943         461,080         205,667          19,777           4,772
        439,434          29,641         275,851          82,784         450,930         217,790          18,232           4,339
       --------         -------        --------         -------        --------        --------        --------         -------
         34,682           1,572          18,481           4,159          10,150         (12,123)          1,545             433
       --------         -------        --------         -------        --------        --------        --------         -------
         36,462              --          19,871              --              --              --              --              --
         94,990          36,462         100,678          19,871         (15,134)        235,927         (31,717)         (1,826)
       --------         -------        --------         -------        --------        --------        --------         -------
         58,528          36,462          80,807          19,871         (15,134)        235,927         (31,717)         (1,826)
       --------         -------        --------         -------        --------        --------        --------         -------
         93,210          38,034          99,288          24,030          (4,984)        223,804         (30,172)         (1,393)
       --------         -------        --------         -------        --------        --------        --------         -------
       $183,123         $35,984        $156,519         $24,798        $ (7,753)       $272,694        $ (8,144)        $(2,157)
       ========         =======        ========         =======        ========        ========        ========         =======

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                                                                                             **GLOBAL
                                                              **SMALL/MID    **WORLDWIDE      EQUITY       **GROWTH
                                                                  CAP           GROWTH      SUB-ACCOUNT   SUB-ACCOUNT
                                                              SUB-ACCOUNT    SUB-ACCOUNT    -----------   -----------
                                                              ------------   ------------     PERIOD        PERIOD
                                                              PERIOD ENDED   PERIOD ENDED      ENDED         ENDED
                                                               DEC. 31/97     DEC. 31/97    DEC. 31/97    DEC. 31/97
                                                              ------------   ------------   -----------   -----------
Investment income:
     Dividend income........................................    $     --       $ 1,726       $     --       $    --
Expenses:
     Mortality and expense risks charge.....................       1,669           142          2,697         1,748
                                                                --------       -------       --------       -------
Net investment (loss) income................................      (1,669)        1,584         (2,697)       (1,748)
                                                                --------       -------       --------       -------
Realized and unrealized gain (loss) on investments:
     Realized gain (loss) from security transactions:
          Proceeds from sales...............................      95,793         3,228         28,974         4,007
          Cost of securities sold...........................      96,560         3,203         27,932         3,543
                                                                --------       -------       --------       -------
     Net realized gain (loss)...............................        (767)           25          1,042           464
                                                                --------       -------       --------       -------
     Unrealized appreciation (depreciation) of investments:
          Beginning of year.................................          --            --             --            --
          End of year.......................................     (41,211)       (1,636)       142,878        42,938
                                                                --------       -------       --------       -------
     Net unrealized appreciation (depreciation) during the
       year.................................................     (41,211)       (1,636)       142,878        42,938
                                                                --------       -------       --------       -------
Net realized and unrealized gain (loss) on investments......     (41,978)       (1,611)       143,920        43,402
                                                                --------       -------       --------       -------
Net increase (decrease) in net assets derived from
  operations................................................    $(43,647)      $   (27)      $141,223       $41,654
                                                                ========       =======       ========       =======



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



              **INTERNATIONAL                                **GLOBAL
                GROWTH AND                   **STRATEGIC    GOVERNMENT   **INVESTMENT
  **VALUE         INCOME       **HIGH YIELD      BOND          BOND      QUALITY BOND
SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
------------  ---------------  ------------  ------------  ------------  ------------
PERIOD ENDED   PERIOD ENDED    PERIOD ENDED  PERIOD ENDED  PERIOD ENDED  PERIOD ENDED
 DEC. 31/97     DEC. 31/97      DEC. 31/97    DEC. 31/97    DEC. 31/97    DEC. 31/97
------------  ---------------  ------------  ------------  ------------  ------------
  $42,077         $    --        $ 31,277      $    --         $ --         $   --
    1,979              61           1,095          827           17            391
  -------         -------        --------      -------         ----         ------
   40,098             (61)         30,182         (827)         (17)          (391)
  -------         -------        --------      -------         ----         ------
   10,858           4,308          80,117        6,519          131          2,867
    9,724           4,568          75,733        6,233          128          2,800
  -------         -------        --------      -------         ----         ------
    1,134            (260)          4,384          286            3             67
  -------         -------        --------      -------         ----         ------
       --              --              --           --           --             --
   (5,269)         (1,097)        (22,649)      10,671          186          5,485
  -------         -------        --------      -------         ----         ------
   (5,269)         (1,097)        (22,649)      10,671          186          5,485
  -------         -------        --------      -------         ----         ------
   (4,135)         (1,357)        (18,265)      10,957          189          5,552
  -------         -------        --------      -------         ----         ------
  $35,963         $(1,418)       $ 11,917      $10,130         $172         $5,161
  =======         =======        ========      =======         ====         ======

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                              **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE
                               AGGRESSIVE       GROWTH        BALANCED       MODERATE
                                  1000           820            640            460
                              SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT                     TOTAL
                              ------------   ------------   ------------   ------------   ---------------------------------------
                              PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED
                               DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97    DEC. 31/97    DEC. 31/96    DEC. 31/95
                              ------------   ------------   ------------   ------------   -----------   -----------   -----------
Investment income:
  Dividend income...........     $  954        $ 16,099       $ 6,641          $653       $ 3,479,952   $23,738,584   $ 2,445,127
Expenses:
  Mortality and expense
    risks charge............        798           5,554         2,300            32         1,380,695     1,085,346       785,016
                                 ------        --------       -------          ----       -----------   -----------   -----------
Net investment (loss)
  income....................        156          10,545         4,341           621         2,099,257    22,653,238     1,660,111
                                 ------        --------       -------          ----       -----------   -----------   -----------
Realized and unrealized gain
  (loss) on investments:
  Realized gain (loss) from
    security transactions:
    Proceeds from sales.....     22,090         139,748        10,642           227        43,206,372    25,369,596    13,876,105
    Cost of securities
      sold..................     20,473         133,241        10,202           229        39,511,965    21,316,576    12,588,706
                                 ------        --------       -------          ----       -----------   -----------   -----------
  Net realized gain
    (loss)..................      1,617           6,507           440            (2)        3,694,407     4,053,020     1,287,399
                                 ------        --------       -------          ----       -----------   -----------   -----------
  Unrealized appreciation
    (depreciation) of
    investments:
    Beginning of year.......         --              --            --            --         7,902,612    17,645,380    (4,547,013)
    End of year.............      1,104           7,721        17,177           361        34,648,009     7,902,612    17,645,380
                                 ------        --------       -------          ----       -----------   -----------   -----------
  Net unrealized
    appreciation
    (depreciation) during
    the year................      1,104           7,721        17,177           361        26,745,397    (9,742,768)   22,192,393
                                 ------        --------       -------          ----       -----------   -----------   -----------
Net realized and unrealized
  gain (loss) on
  investments...............      2,721          14,228        17,617           359        30,439,804    (5,689,748)   23,479,792
                                 ------        --------       -------          ----       -----------   -----------   -----------
Net increase (decrease) in
  net assets derived from
  operations................     $2,877        $ 24,773       $21,958          $980       $32,539,061   $16,963,490   $25,139,903
                                 ======        ========       =======          ====       ===========   ===========   ===========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                      (This page intentionally left blank)

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF CHANGES IN NET ASSETS



                                           EMERGING GROWTH                          QUANTITATIVE EQUITY
                                             SUB-ACCOUNT                                SUB-ACCOUNT
                               ----------------------------------------   ---------------------------------------
                                YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95
                               ------------   -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment (loss)
  income.....................  $   (373,014)  $ 8,474,701   $   954,799   $  (197,730)  $ 3,738,995   $  (105,143)
Net realized gain (loss).....       942,356     1,932,429       625,908     1,013,649       838,424       209,069
Net unrealized appreciation
  (depreciation) of
  investments during the
  year.......................     8,161,227    (7,801,863)    8,277,189     6,681,076      (855,591)    4,034,771
                               ------------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in
  net assets derived from
  operations.................     8,730,569     2,605,267     9,857,896     7,496,995     3,721,828     4,138,697
                               ------------   -----------   -----------   -----------   -----------   -----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums...    10,968,515    14,023,834    15,756,405     5,269,678     4,853,989     5,345,309
  Transfer of terminations...    (5,398,115)   (5,184,577)   (4,775,355)   (3,038,289)   (1,960,658)   (2,397,088)
  Transfer of policy loans...      (624,209)     (629,038)     (383,960)     (229,614)     (199,046)     (139,168)
  Net interfund transfers....   (10,114,334)   (4,559,177)      808,068      (447,386)   (1,140,965)      601,941
                               ------------   -----------   -----------   -----------   -----------   -----------
                                 (5,168,143)    3,651,042    11,405,158     1,554,389     1,553,320     3,410,994
                               ------------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in
  net assets.................     3,562,426     6,256,309    21,263,054     9,051,384     5,275,148     7,549,691
NET ASSETS
Beginning of year............    58,520,544    52,264,235    31,001,181    25,561,458    20,286,310    12,736,619
                               ------------   -----------   -----------   -----------   -----------   -----------
End of year..................  $ 62,082,970   $58,520,544   $52,264,235   $34,612,842   $25,561,458   $20,286,310
                               ============   ===========   ===========   ===========   ===========   ===========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF CHANGES IN NET ASSETS



             REAL ESTATE SECURITIES                           BALANCED                             CAPITAL GROWTH BOND
                   SUB-ACCOUNT                               SUB-ACCOUNT                               SUB-ACCOUNT
     ---------------------------------------   ---------------------------------------   ---------------------------------------
     YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
     DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     $  (138,789)  $ 2,992,031   $   148,117   $  (312,899)  $ 5,916,672   $  (165,971)  $   (88,739)  $   726,433   $   818,203
         409,362       221,878       168,151     1,177,705       636,302       191,394      (166,789)      (96,849)      (18,323)
       3,375,616     1,528,436     1,396,739     6,637,188    (2,523,653)    7,012,384     1,292,079      (352,505)    1,042,903
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       3,646,189     4,742,345     1,713,007     7,501,994     4,029,321     7,037,807     1,036,551       277,079     1,842,783
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       3,087,313     2,765,182     4,283,407     7,548,194     8,726,978    10,932,103     1,927,024     2,665,999     3,119,374
      (2,187,862)   (1,467,190)   (1,478,397)   (5,118,735)   (3,748,227)   (3,544,462)   (1,630,139)     (923,256)   (1,316,692)
        (150,861)     (101,471)      (43,920)     (520,775)     (345,242)     (305,026)      (60,413)      (81,852)      (67,747)
       1,362,290    (1,015,253)   (1,220,289)   (5,272,252)   (2,422,119)   (1,831,364)   (1,458,915)     (809,388)      730,548
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       2,110,880       181,268     1,540,801    (3,363,568)    2,211,390     5,251,251    (1,222,443)      851,503     2,465,483
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       5,757,069     4,923,613     3,253,808     4,138,426     6,240,711    12,289,058      (185,892)    1,128,582     4,308,266
      18,805,363    13,881,750    10,627,942    45,468,244    39,227,533    26,938,475    13,888,614    12,760,032     8,451,766
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     $24,562,432   $18,805,363   $13,881,750   $49,606,670   $45,468,244   $39,227,533   $13,702,722   $13,888,614   $12,760,032
     ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



                                             MONEY MARKET                        INTERNATIONAL STOCK
                                             SUB-ACCOUNT                             SUB-ACCOUNT
                                --------------------------------------   ------------------------------------
                                YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                DEC. 31/97    DEC. 31/96    DEC. 31/95   DEC. 31/97   DEC. 31/96   DEC. 31/95
                                -----------   -----------   ----------   ----------   ----------   ----------
FROM OPERATIONS
Net investment (loss)
  income......................  $   316,526   $   484,375   $  (36,158)  $   60,175   $   83,650   $   35,276
Net realized gain (loss)......     (275,816)      208,048      109,650      265,602       65,338        2,338
Net unrealized appreciation
  (depreciation) of
  investments during the
  year........................      275,826      (441,658)     197,256     (284,063)     120,761      111,348
                                -----------   -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net
  assets derived from
  operations..................      316,536       250,765      270,748       41,714      269,749      148,962
                                -----------   -----------   ----------   ----------   ----------   ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums....    3,105,289     2,628,791    2,577,889    2,524,804      870,119      468,861
  Transfer of terminations....   (1,271,291)     (956,767)    (782,380)    (503,518)    (194,570)    (114,292)
  Transfer of policy loans....       17,308       (13,756)     (36,007)     (88,083)     (27,661)      (8,567)
  Net interfund transfers.....   (2,379,177)   (1,146,057)    (642,476)     871,148    1,135,964    1,045,046
                                -----------   -----------   ----------   ----------   ----------   ----------
                                   (527,871)      512,211    1,117,026    2,804,351    1,783,852    1,391,048
                                -----------   -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net
  assets......................     (211,335)      762,976    1,387,774    2,846,065    2,053,601    1,540,010
NET ASSETS
Beginning of year.............    6,728,168     5,965,192    4,577,418    3,865,018    1,811,417      271,407
                                -----------   -----------   ----------   ----------   ----------   ----------
End of year...................  $ 6,516,833   $ 6,728,168   $5,965,192   $6,711,083   $3,865,018   $1,811,417
                                ===========   ===========   ==========   ==========   ==========   ==========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



                 PACIFIC RIM
              EMERGING MARKETS                     EQUITY INDEX                    EQUITY
                 SUB-ACCOUNT                       SUB-ACCOUNT                  SUB-ACCOUNT
    -------------------------------------   --------------------------   --------------------------
    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED
    DEC. 31/97    DEC. 31/96   DEC. 31/95   DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96
    -----------   ----------   ----------   ----------   -------------   ----------   -------------
    $   (15,403)  $  134,178   $   10,988   $  847,432    $   75,745     $1,034,760    $   24,748
        (93,881)     161,652         (788)      36,960         2,821         24,440        24,489
     (1,160,926)    (108,993)     119,803      (32,178)       46,173         21,454       270,657
    -----------   ----------   ----------   ----------    ----------     ----------    ----------
     (1,270,210)     186,837      130,003      852,214       124,739      1,080,654       319,894
    -----------   ----------   ----------   ----------    ----------     ----------    ----------
        858,191      683,676      339,577    3,106,131       279,042      3,023,077       961,034
       (808,786)    (201,928)     (84,460)    (166,672)      (38,180)      (778,177)      (85,993)
        (65,080)     (20,049)      (7,956)      (3,054)       (3,251)       (30,340)       (8,149)
        (58,053)   1,647,145      839,514    1,961,503       802,227        582,252     2,949,537
    -----------   ----------   ----------   ----------    ----------     ----------    ----------
        (73,728)   2,108,844    1,086,675    4,897,908     1,039,838      2,796,812     3,816,429
    -----------   ----------   ----------   ----------    ----------     ----------    ----------
     (1,343,938)   2,295,681    1,216,678    5,750,122     1,164,577      3,877,466     4,136,323
      3,687,402    1,391,721      175,043    1,164,577            --      4,136,323            --
    -----------   ----------   ----------   ----------    ----------     ----------    ----------
    $ 2,343,464   $3,687,402   $1,391,721   $6,914,699    $1,164,577     $8,013,789    $4,136,323
    ===========   ==========   ==========   ==========    ==========     ==========    ==========

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



                                                                                                            U.S. GOVERNMENT
                                               VALUE EQUITY                 GROWTH AND INCOME                 SECURITIES
                                                SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                        ---------------------------    ---------------------------    ---------------------------
                                        YEAR ENDED    *PERIOD ENDED    YEAR ENDED    *PERIOD ENDED    YEAR ENDED    *PERIOD ENDED
                                        DEC. 31/97     DEC. 31/96      DEC. 31/97     DEC. 31/96      DEC. 31/97     DEC. 31/96
                                        ----------    -------------    ----------    -------------    ----------    -------------
FROM OPERATIONS
Net investment (loss) income........    $  381,070     $    8,862      $  241,574     $   (4,336)      $ 17,253       $    (849)
Net realized gain (loss)............        74,851          1,349         206,751         43,821         10,335           4,836
Net unrealized appreciation
  (depreciation) of investments
  during the year...................       497,341        162,428         781,276        145,719          6,207           3,780
                                        ----------     ----------      ----------     ----------       --------       ---------
Net increase (decrease) in net
  assets derived from operations....       953,262        172,639       1,229,601        185,204         33,795           7,767
                                        ----------     ----------      ----------     ----------       --------       ---------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums..........       856,465        351,584       2,327,523        316,929        112,190          18,521
  Transfer of terminations..........      (394,553)       (35,519)       (494,932)       (36,051)       (28,622)       (299,154)
  Transfer of policy loans..........       (21,910)        (4,090)        (11,939)          (439)       (10,083)             --
  Net interfund transfers...........     2,113,454      1,610,224       3,120,002      1,601,040        378,086         448,352
                                        ----------     ----------      ----------     ----------       --------       ---------
                                         2,553,456      1,922,199       4,940,654      1,881,479        451,571         167,719
                                        ----------     ----------      ----------     ----------       --------       ---------
Net increase (decrease) in net
  assets............................     3,506,718      2,094,838       6,170,255      2,066,683        485,366         175,486
NET ASSETS
Beginning of year...................     2,094,838             --       2,066,683             --        175,486              --
                                        ----------     ----------      ----------     ----------       --------       ---------
End of year.........................    $5,601,556     $2,094,838      $8,236,938     $2,066,683       $660,852       $ 175,486
                                        ==========     ==========      ==========     ==========       ========       =========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



            CONSERVATIVE                   MODERATE                    AGGRESSIVE           INTERNATIONAL    BLUE CHIP
          ASSET ALLOCATION             ASSET ALLOCATION             ASSET ALLOCATION          SMALL CAP       GROWTH
            SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT
     --------------------------   --------------------------   --------------------------   -------------   -----------
     YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED    YEAR ENDED     YEAR ENDED
     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96      DEC. 31/97     DEC. 31/97
     ----------   -------------   ----------   -------------   ----------   -------------   -------------   -----------
      $ 32,395      $   (685)     $   89,913     $ (2,050)     $   57,231     $    768         $ (2,769)    $   48,890
           774         2,751          34,682        1,572          18,481        4,159           10,150        (12,123)
        10,030         7,208          58,528       36,462          80,807       19,871          (15,134)       235,927
      --------      --------      ----------     --------      ----------     --------         --------     ----------
        43,199         9,274         183,123       35,984         156,519       24,798           (7,753)       272,694
      --------      --------      ----------     --------      ----------     --------         --------     ----------
       107,136        44,311         887,517      131,528       2,451,770       67,783           78,736      3,002,085
       (13,120)       (5,606)       (176,631)     (12,696)       (230,373)     (10,117)         (20,504)      (121,898)
            --            --             (10)      (1,206)           (296)      (1,206)          (2,010)          (545)
       285,503        95,230         254,676      557,979         471,051      281,138          505,819      1,364,732
      --------      --------      ----------     --------      ----------     --------         --------     ----------
       379,519       133,935         965,552      675,605       2,692,152      337,598          562,041      4,244,374
      --------      --------      ----------     --------      ----------     --------         --------     ----------
       422,718       143,209       1,148,675      711,589       2,848,671      362,396          554,288      4,517,068
       143,209            --         711,589           --         362,396           --               --             --
      --------      --------      ----------     --------      ----------     --------         --------     ----------
      $565,927      $143,209      $1,860,264     $711,589      $3,211,067     $362,396         $554,288     $4,517,068
      ========      ========      ==========     ========      ==========     ========         ========     ==========

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



                                                                      **PILGRAM
                                                     **SCIENCE &        BAXTER       **SMALL/MID     **WORLDWIDE       **GLOBAL
                                                      TECHNOLOGY        GROWTH           CAP            GROWTH          EQUITY
                                                     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                     ------------    ------------    ------------    ------------    ------------
                                                     PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED
                                                      DEC. 31/97      DEC. 31/97      DEC. 31/97      DEC. 31/97      DEC. 31/97
                                                     ------------    ------------    ------------    ------------    ------------
FROM OPERATIONS
Net investment (loss) income.....................     $   22,028       $   (764)      $   (1,669)      $  1,584       $   (2,697)
Net realized gain (loss).........................          1,545            433             (767)            25            1,042
Net unrealized appreciation (depreciation) of
  investments during the year....................        (31,717)        (1,826)         (41,211)        (1,636)         142,878
                                                      ----------       --------       ----------       --------       ----------
Net increase (decrease) in net assets derived
  from operations................................         (8,144)        (2,157)         (43,647)           (27)         141,223
                                                      ----------       --------       ----------       --------       ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums.......................      1,280,093         52,430        1,504,311          3,589        3,088,398
  Transfer of terminations.......................         (8,796)        (3,413)         (24,555)          (385)         (47,709)
  Transfer of policy loans.......................             --             --               --             --               --
  Net interfund transfers........................        186,162        242,685          361,443        198,099          216,594
                                                      ----------       --------       ----------       --------       ----------
                                                       1,457,459        291,702        1,841,199        201,303        3,257,283
                                                      ----------       --------       ----------       --------       ----------
Net increase (decrease) in net assets............      1,449,315        289,545        1,797,552        201,276        3,398,506
NET ASSETS
Beginning of year................................             --             --               --             --               --
                                                      ----------       --------       ----------       --------       ----------
End of year......................................     $1,449,315       $289,545       $1,797,552       $201,276       $3,398,506
                                                      ==========       ========       ==========       ========       ==========



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)



                            **INTERNATIONAL                                **GLOBAL
                              GROWTH AND        **HIGH     **STRATEGIC    GOVERNMENT
  **GROWTH      **VALUE         INCOME          YIELD          BOND          BOND
SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
------------  ------------  ---------------  ------------  ------------  ------------
PERIOD ENDED  PERIOD ENDED   PERIOD ENDED    PERIOD ENDED  PERIOD ENDED  PERIOD ENDED
 DEC. 31/97    DEC. 31/97     DEC. 31/97      DEC. 31/97    DEC. 31/97    DEC. 31/97
------------  ------------  ---------------  ------------  ------------  ------------
 $   (1,748)   $   40,098       $   (61)       $ 30,182      $   (827)      $  (17)
        464         1,134          (260)          4,384           286            3
     42,938        (5,269)       (1,097)        (22,649)       10,671          186
 ----------    ----------       -------        --------      --------       ------
     41,654        35,963        (1,418)         11,917        10,130          172
 ----------    ----------       -------        --------      --------       ------
  1,408,136       811,955         1,816         563,344       174,730          185
    (22,975)      (29,096)         (376)        (17,818)       (7,767)        (187)
         --        (4,630)           --          (2,703)          (83)         (52)
    327,707       558,746        21,036         284,153       229,940        7,968
 ----------    ----------       -------        --------      --------       ------
  1,712,868     1,336,975        22,476         826,976       396,820        7,914
 ----------    ----------       -------        --------      --------       ------
  1,754,522     1,372,938        21,058         838,893       406,950        8,086
         --            --            --              --            --           --
 ----------    ----------       -------        --------      --------       ------
 $1,754,522    $1,372,938       $21,058        $838,893      $406,950       $8,086
 ==========    ==========       =======        ========      ========       ======

                            SEPARATE ACCOUNT FOUR OF

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                                    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE
                                    **INVESTMENT     AGGRESSIVE       GROWTH        BALANCED       MODERATE
                                    QUALITY BOND        1000           820            640            460
                                     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT       TOTAL
                                    -------------   ------------   ------------   ------------   ------------   ------------
                                    PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED
                                     DEC. 31/97      DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97
                                    -------------   ------------   ------------   ------------   ------------   ------------
FROM OPERATIONS
Net investment (loss) income......    $   (391)       $    156      $   10,545      $  4,341       $   621      $  2,099,257
Net realized gain (loss)..........          67           1,617           6,507           440            (2)        3,694,407
Net unrealized appreciation
  (depreciation) of investments
  during the year.................       5,485           1,104           7,721        17,177           361        26,745,397
                                      --------        --------      ----------      --------       -------      ------------
Net increase (decrease) in net
  assets derived from
  operations......................       5,161           2,877          24,773        21,958           980        32,539,061
                                      --------        --------      ----------      --------       -------      ------------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums........     298,577          33,139         104,216        30,549           890        60,597,996
  Transfer of terminations........      (8,387)         (7,521)        (42,295)       (8,966)         (274)      (22,612,737)
  Transfer of policy loans........          --         (10,340)        (91,693)           --            --        (1,911,415)
  Net interfund transfers.........     174,462         452,552       2,319,332       806,676        95,836            23,790
                                      --------        --------      ----------      --------       -------      ------------
                                       464,652         467,830       2,289,560       828,259        96,452        36,097,634
                                      --------        --------      ----------      --------       -------      ------------
Net increase (decrease) in net
  assets..........................     469,813         470,707       2,314,333       850,217        97,432        68,636,695
NET ASSETS
Beginning of year.................          --              --              --            --            --       187,379,912
                                      --------        --------      ----------      --------       -------      ------------
End of year.......................    $469,813        $470,707      $2,314,333      $850,217       $97,432      $256,016,607
                                      ========        ========      ==========      ========       =======      ============


                                               TOTAL
                                    ---------------------------
                                     YEAR ENDED     YEAR ENDED
                                     DEC. 31/96     DEC. 31/95
                                    ------------   ------------
FROM OPERATIONS
Net investment (loss) income......  $ 22,653,238   $  1,660,111
Net realized gain (loss)..........     4,053,020      1,287,399
Net unrealized appreciation
  (depreciation) of investments
  during the year.................    (9,742,768)    22,192,393
                                    ------------   ------------
Net increase (decrease) in net
  assets derived from
  operations......................    16,963,490     25,139,903
                                    ------------   ------------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums........    39,389,300     42,822,925
  Transfer of terminations........   (15,160,489)   (14,493,126)
  Transfer of policy loans........    (1,436,456)      (992,351)
  Net interfund transfers.........        35,877        330,988
                                    ------------   ------------
                                      22,828,232     27,668,436
                                    ------------   ------------
Net increase (decrease) in net
  assets..........................    39,791,722     52,808,339
NET ASSETS
Beginning of year.................   147,588,190     94,779,851
                                    ------------   ------------
End of year.......................  $187,379,912   $147,588,190
                                    ============   ============



 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996.

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997.

See accompanying notes.

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997



1.  ORGANIZATION

Separate Account Four of The Manufacturers Life Insurance Company of America (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended. The Separate Account is comprised of investment sub-accounts available for allocation of net premiums under variable universal life insurance policies (the "Policies") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"). The Separate Account was established by Manufacturers Life of America, a life insurance company organized in 1983 under Michigan law. Manufacturers Life of America is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian mutual life insurance company. On January 1, 1996, Manulife Financial merged with North American Life Assurance Company and, as a result, acquired control of the NASL Series Trust which, effective October 31, 1997, was renamed Manufacturers Investment Trust. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust or, prior to the merger, a Manulife Series Fund. Manufacturers Investment Trust and, prior to the merger, Manulife Series Fund are registered under the Investment Company Act of 1940 as open-end management investment companies.

The International Small Cap and Blue Chip Growth Trusts were added to the Separate Account on January 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Science & Technology, Pilgram Baxter Growth, Small/Mid Cap, Worldwide Growth, Global Equity, Growth, Value, International Growth and Income, High Yield, Strategic Bond, Global Government Bond, Investment Quality Bond, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640 and Lifestyle Moderate 460 Trusts were added to the Separate Account on May 1, 1997 as investment options for valuable universal life policy holders of Manufacturers Life of America.

The Equity Index Fund, Equity, Value Equity, Growth and Income, U.S. Government Securities, Conservative Asset Allocation, Moderate Asset Allocation, and Aggressive Asset Allocation Trusts, were added to the Separate Account on February 14, 1996 as investment options for policy holders of Manufacturers Life of America.

Effective December 31, 1996, Manulife Series Fund, Inc. was merged into the Manufacturers Investment Trust (formerly the NASL Series Trust). As a result, the following sub-accounts of the Separate Account were renamed to correspond with the fund names of the Manufacturers Investment Trust.


       MANULIFE SERIES FUND, INC.               MANUFACTURERS INVESTMENT TRUST
              SUB-ACCOUNTS                               SUB-ACCOUNTS
       --------------------------               ------------------------------
      Emerging Growth Equity Fund                   Emerging Growth Trust
           Common Stock Fund                      Quantitative Equity Trust
      Real Estate Securities Fund                Real Estate Securities Trust
          Balanced Assets Fund                          Balanced Trust
        Capital Growth Bond Fund                  Capital Growth Bond Trust
           Money Market Fund                          Money Market Trust
           International Fund                     International Stock Trust
   Pacific Rim Emerging Markets Fund          Pacific Rim Emerging Markets Trust
           Equity Index Fund                          Equity Index Trust


All references hereinafter to Manufacturers Investment Trust would have been to Manulife Series Fund, Inc. prior to December 31, 1996.

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



Manufacturers Life of America is the legal owner of the Separate Account. Manufacturers Life of America is required to maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable policies are general corporate obligations of Manufacturers Life of America.

Additional assets are held in Manufacturers Life of America's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of its financial statements:

a. Valuation of Investments -- Investments are made among the thirty-four Trusts of Manufacturers Investment Trust and are valued at the reported net asset values of these Trusts. Transactions are recorded on the trade date. Net investment income and net realized gains on investments in Manufacturers Investment Trust are reinvested.

b. Realized gains and losses on the sale of investments are computed on the first-in, first-out basis.

c.   Dividend income is recorded on the ex-dividend date.

d. Federal Income Taxes -- Manufacturers Life of America, the Separate Account's sponsor, is taxed as a "life insurance company" under the Internal Revenue Code. Under these provisions of the Code, the operations of the Separate Account form part of the sponsor's total operations and are not taxed separately.

     The current year's operations of the Separate Account are not expected to affect the sponsor's tax liabilities and, accordingly, no charges were made against the Separate Account for federal, state and local taxes. However, in the future, should the sponsor incur significant tax liabilities related to the Separate Account's operations, it intends to make a charge or establish a provision within the Separate Account for such taxes.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Separate Account a daily charge equivalent to an annual rate of 0.65% of the average net value of the Separate Account's assets for mortality and expense risks.

4.  PREMIUM DEDUCTIONS

Manufacturers Life of America deducts a sales charge of 3% and a charge of 2% to cover state premium taxes from the gross single premium and any additional premiums before placing the remaining net premiums in the sub-accounts.

                            SEPARATE ACCOUNT FOUR OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



5.  PURCHASES AND SALES OF MANUFACTURERS INVESTMENT TRUST SHARES

Purchases and sales of the shares of common stock of Manufacturers Investment Trust for the year ended December 31, 1997 were $82,099,182 and $43,206,372, respectively, and for the year ended December 31, 1996 were $70,957,210 and $25,369,596, respectively.

6.  RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. Registered representatives are compensated on a commission basis.

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

                CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                      WITH REPORT OF INDEPENDENT AUDITORS



                                    CONTENTS



Report of Independent Auditors..............................  F-29
Audited Consolidated Financial Statements
Consolidated Balance Sheets.................................  F-30
Consolidated Statements of Income...........................  F-31
Consolidated Statements of Changes in Capital And Surplus...  F-32
Consolidated Statements of Cash Flows.......................  F-33
Notes to Consolidated Financial Statements..................  F-34

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors

  THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company of America as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company of America at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP

                                                               ERNST & YOUNG LLP



Philadelphia, Pennsylvania

March 20, 1998

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                          CONSOLIDATED BALANCE SHEETS



                                                                 AS AT DECEMBER 31
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                ASSETS ($ THOUSANDS)
Investments:
Securities available-for-sale, at fair value: (note 4)
     Fixed maturity (amortized cost: 1997 $66,565; 1996
      $50,456)..............................................  $   67,893   $   51,708
     Equity (cost: 1997 $20,153; 1996 $19,450)..............      19,460       21,572
     Mortgage loans.........................................         131          645
     Policy loans...........................................      14,673        9,822
     Cash and short-term investments........................      22,012       17,493
                                                              ----------   ----------
Total investments...........................................  $  124,169   $  101,240
                                                              ==========   ==========

Guaranteed annuity contracts (note 5).......................  $       --   $  171,691
Deferred acquisition costs (note 6).........................     130,355      102,610
Income taxes recoverable....................................       5,679       10,549
Deferred income taxes (note 7)..............................          --        1,041
Other assets................................................       9,364        7,378
Separate account assets.....................................     897,044      668,094
                                                              ----------   ----------
Total assets................................................  $1,166,611   $1,062,603
                                                              ==========   ==========
                   LIABILITIES, CAPITAL AND SURPLUS ($ THOUSANDS)
Liabilities:
     Policyholder liabilities and accruals..................  $   94,477   $   91,915
     Bonds payable (note 5).................................          --      158,760
     Notes payable (note 8).................................      41,500        8,500
     Due to affiliates......................................      13,943       11,122
     Deferred income taxes (note 7).........................       1,174           --
     Other liabilities......................................      11,704        7,582
     Separate account liabilities...........................     897,044      668,094
                                                              ----------   ----------
Total liabilities...........................................  $1,052,842   $  945,973

Capital and Surplus:
     Common shares (note 9).................................  $    4,502   $    4,502
     Preferred shares (note 9)..............................      10,500       10,500
     Contributed surplus....................................      98,569       98,569
     Retained earnings (deficit)............................      (1,910)       1,726
     Foreign currency translation adjustment................      (5,272)          --
     Net unrealized gains on securities available-for-sale
      (note 4)..............................................         380        1,333
                                                              ----------   ----------
Total capital and surplus...................................  $  106,769   $  116,630
                                                              ----------   ----------
Total liabilities, capital and surplus......................  $1,166,611   $1,062,603
                                                              ==========   ==========



The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       CONSOLIDATED STATEMENTS OF INCOME



                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                        ($ THOUSANDS)
Revenue:
     Premiums...............................................   $ 5,334    $ 12,898    $ 15,293
     Fee income.............................................    41,955      40,434      24,986
     Net investment income (note 4).........................     8,275      19,651      18,729
     Realized investment gains (losses).....................       118        (119)      3,084
     Other..................................................       544         668          82
                                                               -------    --------    --------
Total Revenue...............................................   $56,226    $ 73,532    $ 62,174
                                                               -------    --------    --------
Benefits and expenses:
     Policyholder benefits and claims.......................   $ 6,733    $ 14,473    $ 16,905
     Operating costs and expenses...........................    41,742      34,581      30,728
     Commissions............................................     2,838      10,431       5,859
     Amortization of deferred acquisition costs (note 6)....     4,860      13,240       5,351
     Interest expense.......................................     2,750      12,251      12,251
     Policyholder dividends.................................     1,416         872       1,886
                                                               -------    --------    --------
Total benefits and expenses.................................    60,339      85,848      72,980
                                                               -------    --------    --------
Loss before income taxes....................................    (4,113)    (12,316)    (10,806)
                                                               -------    --------    --------
Income tax benefit (note 7).................................       477       3,909       3,960
                                                               -------    --------    --------
Net loss....................................................   $(3,636)   $ (8,407)   $ (6,846)
                                                               =======    ========    ========



The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS



                                                                                   NET
                                                                                UNREALIZED         FOREIGN      TOTAL
                                                                RETAINED      GAINS (LOSSES)      CURRENCY     CAPITAL
                                        CAPITAL   CONTRIBUTED   EARNINGS      ON SECURITIES      TRANSLATION     AND
                                         STOCK      SURPLUS     (DEFICIT)   AVAILABLE-FOR-SALE   ADJUSTMENT    SURPLUS
                                        -------   -----------   ---------   ------------------   -----------   --------
                                                                         ($ THOUSANDS)
FOR THE YEARS ENDED DECEMBER 31
1997
Balance, January 1....................  $15,002     $98,569      $ 1,726          $1,333                --     $116,630
     Net loss during the year.........                            (3,636)                                        (3,636)
     Change in unrealized gain (loss)
       net of taxes (note 4)..........                                              (953)                          (953)
     Other............................                                                              (5,272)      (5,272)
                                        -------     -------      -------          ------           -------     --------
Balance, December 31 (Note 9).........  $15,002     $98,569      $(1,910)         $  380           $(5,272)    $106,769
                                        -------     -------      -------          ------           -------     --------
1996
Balance, January 1....................  $15,002     $83,569      $10,133          $1,816                --     $110,520
     Net loss during the year.........                            (8,407)                                        (8,407)
     Change in unrealized gain (loss),
       net of taxes (note 4)..........                                              (483)                          (483)
     Issuance of shares (note 9)......               15,000                                                      15,000
                                        -------     -------      -------          ------           -------     --------
Balance, December 31..................  $15,002     $98,569      $ 1,726          $1,333                --     $116,630
                                        -------     -------      -------          ------           -------     --------
1995
Balance, January 1....................  $15,002     $70,999      $16,979         $(1,141)               --     $101,839
     Net loss during the year.........                            (6,846)                                        (6,846)
     Change in unrealized gain (loss),
       net of taxes...................                    0                        2,957                          2,957
     Issuance of shares (note 9)......               12,570                                                      12,570
                                        -------     -------      -------          ------           -------     --------
Balance, December 31..................  $15,002     $83,569      $10,133          $1,816                --     $110,520
                                        -------     -------      -------          ------           -------     --------



The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                              FOR THE YEARS ENDED DECEMBER 31
                                                              --------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   --------
                                                                       ($ THOUSANDS)
OPERATING ACTIVITIES:
Net Loss....................................................  $  (3,636)  $  (8,407)  $ (6,846)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Additions (decreases) to policy liabilities............     (2,147)      3,287      7,329
     Deferred acquisition costs.............................    (33,544)    (36,024)   (28,147)
     Amortization of deferred acquisition costs.............      4,860      13,240      5,351
     Realized (gains) losses on investments.................       (118)        119     (3,084)
     Decreases to deferred income taxes.....................      2,730         777      1,168
     Other..................................................      7,144       6,540     (5,336)
                                                              ---------   ---------   --------
Net cash used in operating activities.......................    (24,711)    (20,468)   (29,565)
INVESTING ACTIVITIES:
Fixed maturity securities sold..............................     73,772     120,234     67,507
Fixed maturity securities purchased.........................    (89,763)   (108,401)   (76,402)
Equity securities sold......................................     10,586      25,505      6,500
Equity securities purchased.................................    (11,289)    (22,203)    (1,726)
Mortgage loans repaid.......................................        514       6,669     77,086
Policy loans advanced.......................................     (4,851)     (2,867)    (2,461)
Guaranteed annuity contracts................................    171,691     (16,356)   (79,710)
                                                              ---------   ---------   --------
Cash provided by (used in) investing activities.............    150,660       2,581     (9,206)
FINANCING ACTIVITIES:
Receipts from variable life and annuity policies credited to
  policyholder account balances.............................      7,582       5,493      9,017
Withdrawals of policyholder account balances on variable
  life and annuity policies.................................     (3,252)     (2,994)    (3,173)
Bonds payable repaid........................................   (158,760)         --         --
Issuance of shares..........................................         --      15,000     12,570
Issuance of promissory note.................................     33,000          --         --
Issuance of surplus notes...................................         --          --      8,500
                                                              ---------   ---------   --------
Cash provided by (used in) financing activities.............   (121,430)     17,499     26,914
                                                              ---------   ---------   --------
CASH AND SHORT-TERM INVESTMENTS:
Increase (decrease) during the year.........................      4,519        (388)   (11,857)
Balance, beginning of year..................................     17,493      17,881     29,738
                                                              ---------   ---------   --------
BALANCE, END OF YEAR........................................  $  22,012   $  17,493   $ 17,881
                                                              =========   =========   ========



The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                           (IN THOUSANDS OF DOLLARS)

1.  ORGANIZATION

The Manufacturers Life Insurance Company of America ("ManAmerica" or the "Company") is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA" or the "Parent"), which is in turn an indirectly owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian-based mutual life insurance company. The Company markets variable annuity and variable life products in the United States and traditional insurance products in Taiwan.

2.  BASIS OF PRESENTATION

a) Adoption of Generally Accepted Accounting Principles

The accompanying consolidated financial statements of The Manufacturers Life Insurance Company of America and its wholly-owned subsidiaries have been prepared in accordance with generally accepted accounting principles ("GAAP").

Prior to 1996, the Company prepared its financial statements in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Michigan which practices were considered GAAP for mutual life insurance companies and their wholly-owned direct and indirect subsidiaries. Financial Accounting Standard Board Interpretation 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" ("FIN 40") as amended, which is effective for 1996 annual financial statements and thereafter, no longer permits statutory based financial statements to be described as being prepared in conformity with GAAP. Accordingly, the Company has adopted GAAP including Statement of Financial Accounting Standards 120 ("FAS 120"), "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Contracts", which addresses the accounting for long-duration insurance and reinsurance contracts, including all participating business.

Pursuant to the requirements of FIN 40 and FAS 120, the effect of the changes in accounting have been applied retroactively and the previously issued 1995 financial statements have been restated for the change.

The adoption had the effect of increasing net income for 1995 by approximately $6,859.

b) Recent Accounting Standards

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 129 "Disclosure of Information about Capital Structure," FAS No. 130 "Reporting Comprehensive Income," and FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." These new accounting standards, which will be effective for the 1998 financial statements, will result primarily in additional disclosures in the Company's financial statements and are not expected to have a material effect on the Company's financial position and results of operations.

c) Reorganization

On December 20, 1995, Manulife Reinsurance Corporation (U.S.A.) ("MRC") transferred to the Company all of the common and preferred shares of Manufacturers Adviser Corporation ("MAC"), an investment adviser registered under the Investment Advisers Act of 1940.

On December 31, 1996, ManUSA transferred to the Company all of the common and preferred shares of Manulife Holding Corporation ("Holdco"), an investment holding company. Holdco has primarily two wholly-owned subsidiaries, ManEquity Inc., a registered broker/dealer, and the Manufacturers Life Mortgage

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Securities Corporation ("MLMSC"), an issuer of mortgage-backed US Dollar bonds. The Company then transferred all the common and preferred shares of MAC to Holdco for two shares of $1 common stock of Holdco.

These transfers have been accounted for using the pooling-of-interests method of accounting. Under this method, the assets, liabilities, capital and surplus, revenues and expenses of each separate entity are combined retroactively at their historical carrying values to form the financial statements of the Company for all periods presented to give effect to the reorganization as if the structure in place at December 31, 1996 had been in place as of the earliest period presented in these consolidated financial statements. The accounts of all subsidiary companies are therefore combined and all significant inter-company balances and transactions are eliminated on combination. In addition, the capital and surplus of the Company has been restated retroactively to reflect the capital structure in place at December 31, 1996.

The revenues and net income reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are as follows:


                                                 FOR THE YEARS ENDED
                                                     DECEMBER 31
                                                 -------------------
                                                   1996       1995
                                                 --------   --------
                                                    ($ THOUSANDS)
Revenue:
  ManAmerica...................................  $54,404    $45,655
  Holdco.......................................   15,543     13,828
  MAC..........................................    3,585      2,691
                                                 -------    -------
Total revenue..................................  $73,532    $62,174
                                                 =======    =======
Net Income (loss):
  ManAmerica...................................  $(8,676)   $(7,402)
  Holdco.......................................     (670)       (10)
  MAC..........................................      939        566
                                                 -------    -------
Total net loss.................................  $(8,407)   $(6,846)
                                                 =======    =======



In October 1997, MLMSC was absorbed into Holdco subsequent to the maturity and repayment of the mortgage-backed US dollar bonds. All assets and liabilities of MLMSC were transferred to Holdco at their respective book values.

3.  SIGNIFICANT ACCOUNTING POLICIES

a) Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

b) Investments

The Company classifies all of its fixed maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in surplus after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective interest method.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Mortgage loans are reported at amortized cost, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

Policy loans are reported at aggregate unpaid balances which approximate fair value.

Short-term investments include investments with maturities of less than one year at the date of acquisition.

c) Deferred Acquisition Costs (DAC)

Commissions and other expenses which vary with and are primarily related to the production of new business are deferred to the extent recoverable and included as an asset. DAC associated with variable annuity and variable life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional life insurance policies is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The impact of any such adjustments is included in net unrealized gains (losses) in Capital and Surplus. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

d) Policyholder Liabilities

For variable annuity and variable life contracts, reserves equal the policyholder account value. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the policyholders. Policy charges which compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

Policyholder liabilities for traditional life insurance policies sold in Taiwan are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expense and interest rate yields that were established in the year of issue.

e) Separate Accounts

Separate account assets and liabilities represent funds that are separately administered, principally for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

f) Revenue Recognition

Fee income from variable annuity and variable life insurance policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policy account balances. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC. Premiums on long-duration life insurance contracts are recognized as revenue when due. Investment income is recorded when due.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


g) Expenses

Expenses for variable annuity and variable life insurance policies include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances.

h) Reinsurance

The Company is routinely involved in reinsurance transactions in order to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance and modified co-insurance. Reinsurance premiums and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

i) Foreign Exchange

The Company's Taiwanese branch balance sheet and statement of income are translated at the current exchange and average exchange rates for the year respectively. The resultant translation adjustments are included as a separate component in capital and surplus. In prior years, there were no reported translation adjustments as there were no significant movements in foreign currency exchange rates.

j) Income Tax

Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("FAS109") "Accounting for Income Taxes." The Company joins ManUSA, MRC, Capitol Bankers Life Insurance Company and Manulife Reinsurance Limited ("MRL") in filing a U.S. consolidated income tax return as a life insurance group under provisions of the Internal Revenue Code. In accordance with an income tax sharing agreement, the Company's income tax provision (or benefit) is computed as if the Company filed a separate income tax return. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable to the Company, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Income taxes recoverable represents amounts due from ManUSA in connection with the consolidated return.

4.  INVESTMENTS AND INVESTMENT INCOME

a) Fixed Maturity and Equity Securities

At December 31, 1997, all fixed maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:


                                                                           GROSS
                                                        GROSS           UNREALIZED
                               AMORTIZED COST     UNREALIZED GAINS        LOSSES           FAIR VALUE
                              -----------------   -----------------   ---------------   -----------------
                               1997      1996      1997      1996      1997     1996     1997      1996
                              -------   -------   -------   -------   -------   -----   -------   -------
                                                             ($ THOUSANDS)
AS AT DECEMBER 31,
Fixed maturity securities:
    U.S. government.........  $51,694   $ 9,219   $  937    $  386    $  (135)  $ (98)  $52,496   $ 9,507
    Foreign governments.....    6,922     9,227      203       221        (14)     (8)    7,111     9,440
    Corporate...............    7,949    32,010      415       981        (78)   (230)    8,286    32,761
                              -------   -------   ------    ------    -------   -----   -------   -------
    Total fixed maturity
       securities...........  $66,565   $50,456   $1,555    $1,588    $  (227)  $(336)  $67,893   $51,708
    Equity securities.......  $20,153   $19,450   $1,496    $2,134    $(2,189)  $ (12)  $19,460   $21,572
                              -------   -------   ------    ------    -------   -----   -------   -------

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Proceeds from sales of fixed maturity securities during 1997 were $73,772 (1996 $120,234; 1995 $67,507). Gross gains of $955 and gross losses of $837 were realized on those sales (1996 $1,858 and $1,837; 1995 $2,630 and $218 respectively).

Proceeds from sale of equity securities during 1997 were $10,586 (1996 $25,505; 1995 $6,500). Gross gains of $NIL and gross losses of $NIL were realized on those sales (1996 $NIL and $140; 1995 $785 and $113 respectively).

The contractual maturities of fixed maturity securities at December 31, 1997 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.


                                                    AMORTIZED COST   FAIR VALUE
                                                    --------------   ----------
                                                           ($ THOUSANDS)
Fixed maturity securities
  One year or less................................     $ 1,654        $ 1,651
  Greater than 1; up to 5 years...................       3,876          3,953
  Greater than 5; up to 10 years..................      50,353         50,655
  Due after 10 years..............................      10,682         11,634
                                                       -------        -------
Total fixed maturity securities...................     $66,565        $67,893
                                                       =======        =======



UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

Net unrealized gains (losses) on fixed maturity and equity securities included in capital and surplus were as follows:


                                                      AS AT DECEMBER 31
                                                    ---------------------
                                                     1997          1996
                                                    -------       -------
                                                        ($ THOUSANDS)
Gross unrealized gains............................  $ 3,051       $ 3,722
Gross unrealized losses...........................   (2,416)         (348)
DAC and other fair value adjustments..............      (50)       (1,321)
Deferred income taxes.............................     (205)         (720)
                                                    -------       -------
Net unrealized gains (losses) on securities
  available-for-sale..............................  $   380       $ 1,333
                                                    -------       -------

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


b) Investment Income

Income by type of investment was as follows:


                                                        FOR THE YEARS ENDED DECEMBER 31
                                                       ----------------------------------
                                                        1997         1996          1995
                                                       ------       -------       -------
                                                                 ($ THOUSANDS)

Fixed maturity securities............................  $4,545       $ 4,447       $ 4,430
Mortgage loans.......................................      67           278         3,076
Equity securities....................................     331           671           646
Guaranteed annuity contracts.........................   2,796        13,196         9,691
Other investments....................................     705         1,419         1,235
                                                       ------       -------       -------
Gross investment income..............................   8,444        20,011        19,078
                                                       ------       -------       -------
Investment expenses..................................     169           360           349
                                                       ------       -------       -------
Net Investment Income................................  $8,275       $19,651       $18,729
                                                       ======       =======       =======



5.  GUARANTEED ANNUITY CONTRACTS AND BONDS PAYABLE

The Company's wholly-owned subsidiary, Manufacturers Life Mortgage Securities Corporation, has historically invested amounts received as repayments of mortgage loans in annuities issued by ManUSA. These annuities were collateral for the 8 1/4% mortgage-backed bonds payable. On March 1, 1997 the annuities matured and the proceeds were used to repay the bonds payable.

In October 1997, MLMSC was absorbed into Manulife Holding Corporation.

6.  DEFERRED ACQUISITION COSTS

The components of the change in DAC were as follows:


                                                         FOR THE YEARS ENDED DECEMBER 31
                                                        ---------------------------------
                                                          1997        1996        1995
                                                        ---------   ---------   ---------
                                                                  ($ THOUSANDS)
Balance at January 1,.................................  $102,610    $ 78,829    $ 60,124
Capitalization........................................    33,544      36,024      28,147
Accretion of interest.................................     9,357       6,344       4,992
Amortization..........................................   (16,864)    (19,159)    (10,852)
Effect of net unrealized gains (losses) on securities
  available for sale..................................     1,268         996      (4,091)
Other.................................................       440        (424)        509
                                                        --------    --------    --------
Balance at December 31................................  $130,355    $102,610    $ 78,829
                                                        ========    ========    ========

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


7.  INCOME TAXES

Components of income tax benefit were as follows:


                                               FOR THE YEARS ENDED DECEMBER 31
                                              ---------------------------------
                                                1997        1996        1995
                                              ---------   ---------   ---------
                                                        ($ THOUSANDS)
Current expense (benefit)...................   $(3,207)    $(4,686)    $(5,128)
Deferred expense (benefit)..................     2,730         777       1,168
                                               -------     -------     -------
Total Benefit...............................   $  (477)    $(3,909)    $(3,960)
                                               =======     =======     =======


The Company's deferred income tax liability, which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:


                                                          AS OF DECEMBER 31
                                                         -------------------
                                                           1997       1996
                                                         --------   --------
                                                            ($ THOUSANDS)
Deferred tax assets:
     Differences in computing policy reserves..........  $34,291    $28,508
     Policyholder dividends payable....................      240        283
     Investments.......................................      793         --
                                                         -------    -------
Deferred tax assets....................................  $35,324    $28,791
                                                         =======    =======
Deferred tax liabilities:
     Deferred acquisition costs........................  $30,682    $25,522
     Investments.......................................      166        928
     Other deferred tax liabilities....................    5,650      1,300
                                                         -------    -------
Deferred tax liabilities...............................   36,498     27,750
                                                         -------    -------
Net deferred tax assets (liabilities)..................  $(1,174)   $ 1,041
                                                         =======    =======


The Company and its US insurance affiliates have available capital loss carryforwards of $4,800 which will begin to expire in 1999 and can only be used by Capitol Bankers Life Insurance Company.

8.  NOTES PAYABLE

          a) The Company has an outstanding surplus debenture in the amount of $8,500 plus interest at 6.7% issued on December 31, 1995 to ManUSA which matures on December 31, 2005. Payments of principal and interest cannot be made without prior approval of the Insurance Commissioner of the State of Michigan and the Company's Board of Directors, and to the extent the Company has sufficient unassigned surplus on a statutory basis available for such payment.

          b) The Company has an outstanding promissory note in the amount of $33,000 plus interest at 6.95% issued on December 5, 1997 payable to ManUSA which matures on February 1, 2007.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


9.  CAPITAL AND SURPLUS

The Company has two classes of capital stock, as follows:


                                                        AS OF DECEMBER 31:
                                                     -------------------------
                                                        1997          1996
                                                     -----------   -----------
                                                           ($ THOUSANDS)
Authorized:
  5,000,000 Common shares, Par value $1.00
  5,000,000 Preferred shares, Par value $100.00
Issued and Outstanding:
  4,501,860 Common shares..........................  $ 4,501,860   $ 4,501,860
  105,000 Preferred shares.........................   10,500,000    10,500,000
                                                     -----------   -----------
Total..............................................  $15,001,860   $15,001,860
                                                     ===========   ===========


During 1996, the Company issued two common shares to its Parent Company in return for a capital contribution of $15,000.

During 1995, the Company issued one common share to its Parent Company in return for a capital contribution of $12,570.

The Company is subject to statutory limitations on the payment of dividends to its Parent. Under Michigan Insurance Law, the payment of dividends to shareholders is restricted to the surplus earnings of the Company, unless prior approval is obtained from the Michigan Insurance Bureau.

The aggregate statutory capital and surplus of the Company at December 31, 1997 was $56,598 (1996 $76,202). The aggregate statutory net loss of the Company for the year ended 1997 was $2,550 (1996 $15,961; 1995 $13,705). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from generally accepted accounting principles followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances and reserve calculation assumptions.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and the estimated fair values of certain of the Company's financial instruments at December 31, 1997 were as follows:


                                                       CARRYING     FAIR
                                                        VALUE      VALUE
                                                       --------   --------
                                                          ($ THOUSANDS)
Assets:
     Fixed maturity and equity securities............  $87,353    $87,353
     Mortgage loans..................................      131        131
     Policy loans....................................   14,673     14,673
Liabilities:
     Promissory note.................................   33,000     33,000
     Surplus note....................................    8,500      8,220


The following methods and assumptions were used to estimate the fair values of the above financial instruments:

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                         UNAUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at June 30, 1998 and December 31, 1997

Consolidated Statements of Income for the three and six month periods ended June 30, 1998 and 1997

Statement of Cash Flows for the six months ended June 30, 1998 and 1997

Notes to Financial Statements

               The Manufacturers Life Insurance Company of America

                     Consolidated Balance Sheets (Unaudited)

                                                                           As at          As at
                                                                          June 30       December 31
ASSETS ($ thousands)                                                       1998            1997
---------------------------------------------------------------------------------------------------
INVESTMENTS:                                                            (UNAUDITED)
Securities available-for-sale, at fair value:
         Fixed maturity (amortized cost: 1998 $48,248; 1997 $66,565)    $    50,421     $    67,893
         Equity (cost: 1998 $20,419; 1997 $20,153)                           20,642          19,460
Mortgage loans                                                                   85             131
Policy loans                                                                 16,978          14,673
Cash and short-term investments                                              22,106          22,012
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $   110,232     $   124,169
---------------------------------------------------------------------------------------------------
Deferred acquisition costs                                                  149,112         130,355
Income taxes recoverable                                                      3,488           5,679
Other assets                                                                  9,205           9,364
Separate account assets                                                   1,014,979         897,044
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $ 1,287,016     $ 1,166,611
===================================================================================================
LIABILITIES, CAPITAL AND SURPLUS ($  thousands)                                1998            1997
---------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                   $    96,625     $    94,477
Notes payable                                                                 8,500          41,500
Due to affiliates                                                            10,195          13,943
Deferred income taxes                                                         2,762           1,174
Other liabilities                                                            14,330          11,704
Separate account liabilities                                              1,014,979         897,044
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $ 1,147,391     $ 1,059,842
===================================================================================================
CAPITAL AND SURPLUS:
Common shares                                                                 4,502           4,502
Preferred shares                                                             10,500          10,500
Contributed surplus                                                         132,887          98,569
Retained earnings (deficit)                                                  (3,573)         (1,910)
Foreign currency translation adjustment                                      (6,061)         (5,272)
Net unrealized gain on securities
       available-for-sale                                                     1,370             380
---------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                                   139,625         106,769
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $ 1,287,016     $ 1,166,611
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

               The Manufacturers Life Insurance Company of America

                  Consolidated Statements of Income (unaudited)

                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                          JUNE 30                  JUNE 30

($ thousands)                                        1998         1997         1998         1997
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                      $  2,208     $  1,687     $  4,158     $  3,642
     Fee income                                      13,344       11,674       26,011       22,405
     Net investment income                              985        3,406        2,619        6,688
     Realized investment gains (losses)                  74         (371)          (8)        (205)
     Other                                               47           48          104          143
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                      $ 16,658     $ 16,444     $ 32,884     $ 32,673
==================================================================================================

BENEFITS AND EXPENSES:
     Policyholder benefits and claims              $  2,406     $ (1,054)    $  7,582     $  1,693
     Operating costs and expenses                     9,117        7,538       19,473       16,064
     Commissions                                        743        1,013        1,296        2,346
     Amortization of deferred acquisition costs       3,158        3,724        4,486        7,324
     Interest expense                                   976           --        1,884        2,156
     Policyholder dividends                             138          411          794        1,233
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                        $ 16,538     $ 11,632     $ 35,515     $ 30,816
--------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                       120        4,812       (2,631)       1,857
--------------------------------------------------------------------------------------------------
INCOME TAX BENEFIT (EXPENSE)                            (22)      (2,096)         968       (1,060)
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  $     98     $  2,716     $ (1,663)    $    797
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

               The Manufacturers Life Insurance Company of America

                Consolidated Statements of Cash Flows (Unaudited)

                                                                                    SIX MONTHS ENDED
                                                                                        JUNE 30

($ thousands)                                                                       1998         1997
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                                                $  (1,663)    $     797
Adjustments to reconcile net income to net cash used in operating activities:
     Additions (decreases) to policy liabilities                                       304          (835)
     Deferred acquisition costs                                                    (24,055)      (15,209)
     Amortization of deferred acquisition costs                                      4,486         7,324
     Realized losses on investments                                                      8           205
     Decreases to deferred income taxes                                              1,110            77
     Other                                                                           2,674        (6,086)
--------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                            $ (17,136)    $ (13,727)
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold                                                   $  23,438     $  60,461
Fixed maturity securities purchased                                                 (5,538)      (46,244)
Equities sold                                                                        4,922         4,359
Equities purchased                                                                  (5,177)       (4,555)
Mortgage loans repaid                                                                   46           (43)
Policy loans advanced, net                                                          (2,305)       (2,868)
Guaranteed annuity contracts                                                            --       171,691
--------------------------------------------------------------------------------------------------------
Cash provided by investing activities                                            $  15,386     $ 182,801
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Receipts from variable life and annuity policies
     credited to policyholder account balances                                   $   4,080     $   4,048
Withdrawals of policyholder account balances on
     variable life and annuity policies                                             (2,236)       (1,219)
Repayment of bonds payable                                                              --      (158,760)
Reduction of notes payable                                                         (34,318)           --
Conversion of notes payable to contributed surplus                                  34,318            --
--------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                                  $   1,844     $(155,931)
--------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS:
Increase during the period                                                       $      94     $  13,143
Balance, beginning of year                                                          22,012        17,493
--------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                           $  22,106     $  30,636
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

               The Manufacturers Life Insurance Company of America

                   Notes to Consolidated Financial Statements

                                  June 30, 1998

                                   (Unaudited)

1.       BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements of The Manufacturers Life Insurance Company of America and its wholly-owned subsidiaries have been prepared in accordance with generally accepted accounting principles ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the financial statements and the related notes included in ManAmerica's annual report on Form 10-K for the year ended December 31, 1997. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.


2.       COMPREHENSIVE INCOME

         The Company adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose annual financial statements. Comprehensive income includes all changes in capital and surplus during a period except those resulting from investments by, and distributions to shareholders. The adoption of SFAS 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

         Total comprehensive income for the six months ended June 30, 1998 and 1997 was as follows:

                                                            SIX MONTHS ENDED
                                                                 JUNE 30
COMPREHENSIVE INCOME:                                     1998            1997
-------------------------------------------------------------------------------

NET INCOME (LOSS)                                       $(1,663)         $  797

OTHER COMPREHENSIVE INCOME, NET OF TAX:
     Unrealized holding gains
     on available-for-sale securities                       990           1,068
     Foreign currency translation                          (789)              -
-------------------------------------------------------------------------------
Other comprehensive income                              $   201          $1,068

-------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                             $(1,462)         $1,865
-------------------------------------------------------------------------------

         Other comprehensive income is reported net of taxes of $533 and $575 respectively for the six months ended June 30, 1998 and 1997.

3.       CAPITAL CONTRIBUTION

         On June 30, 1998 an outstanding promissory note issued by the Company on December 5, 1997 to ManUSA in the amount of $34.3 million ($33 million principal plus $1.3 million accrued interest) was converted to capital and reported as contributed surplus.

4.       COMPARATIVE FIGURES

         Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 financial statement presentation.

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the contract issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


         The facing sheet;
         The Prospectus, consisting of 54 pages
         Representation pursuant to Section 26 of the Investment Company Act of 1940; the Signatures; Written consents of the following persons:
                  Ernst & Young LLP
                  Vic Bertolozzi (Actuary)
                  James D. Gallagher,
                     Secretary and General Counsel of the Company



The following exhibits are filed herewith or are incorporated herein by reference to the designated filings:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Four. Filed herewith.

A(3)(a)(i)        Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated August
                  11, 1987. Filed herewith.

A(3)(a)(ii)       Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated
                  July 2, 1991. Filed herewith.

A(3)(a)(iii)      Supplemental Agreement to Distribution Agreement between The
                  Manufacturers Life Insurance Company of America and ManEquity,
                  Inc. dated October 1, 1992. Filed herewith.

A(3)(b)(i)        Specimen agreement between ManEquity, Inc. and registered
                  representatives. Filed herewith.

A(3)(b)(ii)       Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives. Filed herewith.

A(3)(b)(iii)      Specimen agreement between ManEquity, Inc. and dealers. Filed herewith.

A(3)(b)(iv)       Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers. Filed herewith.

A(3)(c)           Schedule of Sales Commissions. Filed herewith.

A(5)(a) Form of Flexible Premium Variable Universal Life Insurance Policy FTIO Rider form 121 and Unisex endorsement form. Previously filed as Exhibit A(5)(a) to the initial registration statement on Form S-6, file number 333-51293, filed April 29, 1998.

A(6)(a)           Restated Articles of Redomestication of the Company.
                  Incorporated by reference to Exhibit A(6)(a) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

A(6)(b) By-Laws of the Company. Incorporated by reference to Exhibit A(6)(b) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

A(8)(a)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Filed herewith.

A(8)(a)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Filed herewith.

A(8)(a)(iii)      Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Filed herewith.

A(8)(a)(iv)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Filed herewith.

A(8)(a)(v)        Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Filed herewith.

A(8)(a)(vi)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Filed herewith.

A(8)(b) Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company dated January 1, 1988. Filed herewith.

A(8)(c)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991. Filed herewith.

A(8)(c)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and ManEquity, Inc. dated March 1, 1994.
                  Filed herewith.

A(8)(d) Service Agreement with McCamish Systems, L.L.C. Filed herewith.

A(10) Form of Application for Flexible Premium Variable Life Insurance Policy. Filed herewith.

2.                Consents of the following are filed herewith:

                  A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of the Manufacturers Life Insurance Company of America.

                  B.  Consent of Vic Bertolozzi, Actuary.

                  C.  Consent of Ernst & Young, LLP.

3 No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4         Not Applicable

6 Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Filed herewith.

7 Power of Attorney. Incorporated by reference to Exhibit 12 to post-effective amendment no. 10 to the registration statement on Form S-6, file number 33-52310, filed February 28, 1997.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this amendment to their Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 27th day of August, 1998.


SEPARATE ACCOUNT FOUR OF
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA
    (Depositor)


By: /s/ DONALD A. GULOIEN
    --------------------------------
    DONALD A. GULOIEN
    President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA


By: /s/ DONALD A. GULOIEN
    --------------------------------
    DONALD A. GULOIEN
    President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 27th day of August, 1998.


Signature                                     Title

*___________________________________          Chairman and Director
JOHN D. RICHARDSON

*___________________________________          President and Director
DONALD A. GULOIEN                             (Principal Executive Officer)

*___________________________________          Director
SANDRA M. COTTER


/s/ JAMES D. GALLAGHER                        Director
____________________________________
JAMES D. GALLAGHER

*___________________________________          Director
BRUCE GORDON

*___________________________________          Director
JOSEPH J. PIETROSKI

*___________________________________          Director
THEODORE KILKUSKIE, JR.

*___________________________________          Vice President, Finance
DOUGLAS H. MYERS                              (Principal Financial and
                                              Accounting Officer)


*    /s/ JAMES D. GALLAGHER
     _______________________________
     JAMES D. GALLAGHER
     Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.          Description

A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Four

A(3)(a)(i)        Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated August
                  11, 1987

A(3)(a)(ii)       Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated
                  July 2, 1991

A(3)(a)(iii)      Supplemental Agreement to Distribution Agreement between The
                  Manufacturers Life Insurance Company of America and ManEquity,
                  Inc. dated October 1, 1992

A(3)(b)(i)        Specimen agreement between ManEquity, Inc. and registered
                  representatives

A(3)(b)(ii)       Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives

A(3)(b)(iii)      Specimen agreement between ManEquity, Inc. and dealers

A(3)(b)(iv)       Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers

A(3)(c)           Schedule of Sales Commissions

A(8)(a)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988

A(8)(a)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992

A(8)(a)(iii)      Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993

A(8)(a)(iv)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993

A(8)(a)(v)        Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996

A(8)(a)(vi)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998

A(8)(b) Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company dated January 1, 1988.

A(8)(c)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991

A(8)(c)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company
                  and ManEquity, Inc. dated March 1, 1994

A(8)(d)           Service Agreement with McCamish Systems, L.L.C.

A(10)             Form of Application for Flexible Premium Variable Life
                  Insurance Policy

2A Opinion and Consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America

2B                Consent of Vic Bertolozzi, Actuary

2C                Consent of Ernst & Young, LLP

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies